Exhibit 99.1

TECHNICAL REPORT FOR THE HUILACOLLO PROJECT,

TACNA PROVINCE, SOUTHERN PERU

Universal Transverse Mercator 405823 Easting 8046835 Northing, Zone 19

(-17.663 Latitude South, 69.888 Longitude West)

Prepared For:	Auryn Resources Inc. 600-1199 West Hastings Street Vancouver, BC Canada V6E 3T5

Prepared by:	APEX Geoscience Ltd. 110, 8429 – 24th Street NW Edmonton, AB T6P 1L3 Canada
Michael B. Dufresne, M.Sc., P.Geol., P.Geo. Bahram Bahrami, B.Sc., P. Geo.
Effective Date: Release Date:	September 29th, 2017 October 10th, 2017 Edmonton, Alberta Canada

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

Table of Contents

1 Summary	1
2 Introduction	5
3 Reliance on Other Experts	7
4 Property Description and Location	8
4.1 Property Introduction and Location	8
4.2 Nature of the Land Titles	8
4.3 Concession Maintenance	11
4.4 Permitting and Environmental Approvals	11
5 Accessibility, Climate, Local Resources, Infrastructure and Physiography	12
5.1 Accessibility	12
5.2 Climate	14
5.3 Local Resources & Infrastructure	14
5.4 Physiography	14
6 Historic Exploration Completed by Previous Companies	15
6.1 Cominco Ltd.	16
6.2 Balaclava S.A.	19
6.3 Alturas Minerals S.A.	21
6.4 Tacora Concession Historic Exploration	26
7 Geological Setting and Mineralization	28
7.1 Tectonic Setting	28
7.2 Regional Geology	29
7.3 Property Geology	31
7.4 Mineralization	33
7.4.1 Cerro Andamarca	33
7.4.2 Andamarca Norte	35
7.4.3 Cerro Huilacollo	36
7.4.4 Cerro Colorado	37
7.4.5 Cerro Soroche	37
8 Deposit Types	38
9 Exploration	40
9.1 Corisur Surface Exploration 2016 and Early 2017	40
9.2 Principal Component Analysis (PCA) of Talus Fines Geochemistry	44
9.2.1 Background Information	44
9.2.2 Introduction	44
9.2.3 PCA Results	46
10 Drilling	49
11 Sample Preparation, Analyses and Security	49
11.1 Sample Preparation and Analyses: Soil (Fine Talus) Samples	49
11.2 Sample Preparation and Analyses: Outcrop and Trench Samples	50
11.3 Analytical Methodology	50
12 Data Verification	52
12.1 Non-Analytical Data Verification	52
12.2 Analytical Data Verification	52
12.3 Quality Assurance and Quality Control	52
12.4 Qualified Person Site Inspection	55

Effective Date: September 29th, 2017	ii

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

13 Mineral Processing and Metallurgical Testing	59
14 Mineral Resource Estimate	60
15 Adjacent Properties	60
16 Other Relevant Data and Information	62
17 Interpretation and Conclusions	62
18 Recommendations	64
19 References	67
20 Certificates of Qualified Persons	69
Appendix 1 – Author’s 2017 Property Visit Analytical Certificate	71

List of Tables

Table 4.1. Description of the Huilacollo Property Mineral Concessions.	8
Table 4.2. Payment and expenditure schedule for the Huilacollo 1 and Huilacollo 2 concessions.	10
Table 4.3. Huilacollo Concessions Annual Holding and Penalty costs.	11
Table 6.1. Cominco diamond drill collar information from the 1994-1995 drill program.	18
Table 6.2. Summary of assay results of the Cominco diamond drilling.	18
Table 6.3. Summary of assay results of Balaclava’s trench sample program.	19
Table 6.4. Balaclava diamond drill collar information.	20
Table 6.5. Summary of assay results of the Balaclava RC drill program.	20
Table 6.6. 2006 Alturas diamond drill collar information.	25
Table 6.7. Summary of selected assay results from the Alturas drill program.	25
Table 12.1. Summary of samples and selected analytical results collected during the site inspection.	57
Table 12.2. Comparison of selected collar locations observed during the site inspection with historically reported locations.	57
Table 13.1. Results from metallurgical test work conducted by C.H. Plenge & Compañía S.A.	59
Table 13.2. Bottle roll cyanide leach test extraction results with a 0.1 g/l CN solution after 96 hours.	59
Table 13.3. Bottle roll cyanide leach test extraction results with a 0.5 g/l CN solution after 96 hours.	60
Table 18.1. Phase 1 Recommended exploration and budget.	65
Table 18.2. Phase 2 Recommended exploration and budget.	66

List of Figures

Figure 4.1. Location of the Huilacollo Property Mineral Concessions.	9
Figure 5.1. Access routes to the Huilacollo Property.	13
Figure 6.1. Geological map of the Huilacollo Property with Cominco’s interpreted soil sampling results in the Huilacollo 1 and Huilacollo 2 concessions.	17
Figure 6.2. Induced Polarization survey showing chargeability at -50 m, conducted by Alturas Minerals in 2006.	22
Figure 6.3. Induced Polarization survey showing resistivity at -50 m, conducted by Alturas Minerals in 2006.	23
Figure 6.4. Summary of gold in the Alturas drillholes at the Cerro Andamarca zone.	24

Effective Date: September 29th, 2017	iii

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

Figure 6.5. Summary of historic exploration work at Cerro Andamarca zone showing selected and amalgamated drillhole assay results.	27
Figure 7.1. Regional geology of the Huilacollo Property area.	30
Figure 7.2. Detailed historic company geological mapping of the Huilacollo Property area.	32
Figure 7.3 Cerro Andamarca in the Background, Cerro Huilacollo in the foreground.	33
Figure 7.4. Andamarca Norte to the northwest of Cerro Andamarca	36
Figure 7.5. Cerro Huilacollo in foreground and Cerro Colorado in the background	37
Figure 8.1. Conceptual relationships between high-sulphidation precious metal systems, low sulphidation systems and porphyry systems. From Hedenquist et al. (1996).	39
Figure 9.1. Auryn’s gold-in-talus fines and gold-in-outcrop geochemical results for the southern portion of the Huilacollo Property.	41
Figure 9.2. Comparison of gold-silver anomalies versus pathfinder arsenic-antimony newly discovered regional soil anomalies resulting from the 2016 soil sampling by Corisur in the southern portion of the Huilacollo Property.	42
Figure 9.3. Corisur’s gold results of trench sampling program in the southern portion of the Huilacollo Property.	43
Figure 9.4. Loadings of the first 25 PC’s	45
Figure 9.5. Loadings of each input element for PC1.	46
Figure 9.6. Loadings of each input element for PC2.	46
Figure 9.7. Distribution of PC1 anomalies over IP chargeability for the Southern Portion of the Huilacollo Property.	47
Figure 9.8. Distribution of PC2 anomalies over IP chargeability for the Southern Portion of the Huilacollo Property.	48
Figure 12.1. Bivariate plot of original soil sample assays versus field duplicate assays (n=69 assays).	53
Figure 12.2. Bivariate plot of original trench sample assays versus field duplicate assays (n=59 assays).	54
Figure 12.3. Time plot comparisons for Standard Reference Material OREAS 502b used for the trenching analysis.	54
Figure 12.4. Selected photos taken during the site inspection to the Huilacollo Property.	56
Figure 12.5. 2017 Property Visit Rock Samples.	58
Figure 15.1. Adjacent Properties.	61

Effective Date: September 29th, 2017	iv

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

1	Summary

Auryn Resources Inc. (“Auryn”) is a Canadian exploration company focused on gold exploration in established, favourable mining jurisdictions. In August, 2017, Auryn commissioned APEX Geoscience Ltd. (“APEX”) to complete an independent National Instrument 43-101 (“NI 43-101”) Technical Report presenting an overview of historic and recent exploration for their Peruvian Huilacollo Property.

The Huilacollo Property (the “Property”) encompasses 5 contiguous concessions totalling 3,300 hectares (“ha”) in the Tacna Province of southern Peru approximately 10 km northwest of the border with Chile and 55 km northeast of the City of Tacna, Peru. Auryn holds its interest in the Property through a private company named Corisur Peru S.A.C. (“Corisur”), which acquired the rights to the Huilacollo Property in three separate transactions with private Peruvian company’s/owners. Corisur may acquire 100% interest in the 5 concessions, subject to a Net Smelter Return (“NSR”), through a combination of work expenditures and cash payments.

The Project is located within a special economic zone situated within 50 km of the Peruvian - Chile border. As a non-resident company, Auryn’s right to ultimately exploit these licenses or register its interests require approval from the Peruvian government in the form of a Supreme Decree. Auryn is in the process of submitting its applications with respect to such an approval and anticipates receiving the approval prior to exercising its right to take 100% ownership of Corisur.

The Property is being assessed by Auryn for its oxide gold-silver mineralization potential within a Property-wide area of hydrothermally altered volcanics (roughly 8 km by 6 km). The deposit type is believed to be consistent with epithermal gold-silver (“Au”/”Ag”) mineralization. The property is situated in a documented epithermal gold and silver volcanic belt of Southern Peru that is known to host 1+ million ounce gold deposits, including the Pucamarca Mine, which is located 15 km south of the Property, and is currently in production and is owned by Minsur (Acosta et al., 2017; Minsur, 2017; BTG Pactual, 2016). The authors of this Technical Report have not visited the Pucamarca Mine and the mineralization being mined at Pucamarca may or may not be necessarily indicative of mineralization at the Huilacollo Property.

The Huilacollo Property is underlain by an Upper Jurassic–Cretaceous volcano-sedimentary sequence that has been intruded by predominantly granodiorite stocks of Upper Cretaceous to Lower Tertiary age. This sequence is folded and faulted along predominately northwest-southeast lineaments. These units are overlain by dacitic to andesitic tuffs and flows of the Tarata and Huilacollo Formations, which are thought to be time equivalents of the Oligocene to early Miocene Tacaza Group.

The Property is dominated by the gently folded volcanics of the Huilacollo Formation, overlain by the Barroso Group. Three lithostratigraphic packages can be recognized: the oldest and lowermost is an alternating sequence of volcaniclastics and lavas of andesitic composition, belonging to the upper part of the Huilacollo Formation. A sequence of rhyolitic pyroclastics (lapilli and ash fall tuffs, plus volcanic breccia) discordantly overlies this unit. The youngest and uppermost sequence is dominated by slightly altered dacitic to andesitic lavas. The middle sequence is either part of the Huaylillas Formation or the Lower Barroso Group. The upper sequence is probably part of the Upper Barroso Group

Effective Date: September 29th, 2017	1

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

The volcanic sequences are cut by intrusive stocks and dykes. Stocks are syenitic- to monzogranitic in composition and occupy the topographically lower parts of the property. The dykes tend to have a dacitic composition. Quartz-tourmaline and sericite alteration is well developed around the contacts of both types of intrusive. Although there is no conclusive evidence to link them together, it is likely that the syenitic- to monzogranitic intrusive rocks drove the high-sulphidation alteration systems on the property.

Two steep fault systems cut the gently-dipping volcanic sequence, the first strikes northwest and the second strikes northeast. These fault systems probably controlled emplacement of the syenitic- to monzogranitic stocks and the magmatic hydrothermal breccias. Later movements on these faults may have controlled supergene processes and the northeast striking set probably acted as domino-style normal faults that accommodated broadly north-south extension. The north- and northwest-striking faults appear to spatially control a 5 km x 1 km belt of intense high sulphidation alteration.

Five areas of interest, possibly representing separate high-sulphidation hydrothermal alteration centers, have been defined within the Property: Andamarca Norte, Cerro Andamarca, Cerro Huilacollo, Cerro Colorado and Corisur’s newly identified Cerro Soroche. Cerro Andamarca is topographically the highest and comprises the upper levels of a high-sulphidation system. The other four centers show widespread mainly advanced argillic alteration and siliceous structures with more localized gold-silver anomalies.

To date, most of the historical exploration work, and hence potential for economic epithermal gold mineralization, has been focused on a manto-shaped shallow-dipping siliceous breccia around the crest of Cerro Andamarca. Based upon geological mapping and geophysics, the zone may potentially be expanded due to apparent down-faulted extensions to the east, west and north towards, in particular, Andamarca Norte. Prior exploration by Cominco Ltd. (“Cominco”) and Balaclava Resources S.A. (“Balaclava”) during the 1990’s and Alturas Minerals S.A. (“Alturas”) in middle 2000’s yielded a significant gold zone at Cerro Andamarca based upon surface sampling and follow-up drilling. The early 1990’s exploration defined an oval gold in soil/talus geochemical anomaly of 220 m by 150 m with greater than 500 parts per billion (ppb) or 0.5 grams per metric tonne (g/t) of gold (Au) roughly centered on the top of Cerro Andamarca. The best initial road cut/trench channel sampling intersections comprise 5.6 g/t Au over 25 m, 2.0 g/t Au over 35 m, 3.6 g/t Au over 25 m and 2.3 g/t Au over 18 m.

Significant drilling, both RC and core, has been conducted at Cerro Andamarca by Cominco, Balaclava and Alturas. Cominco core hole HU-3 yielded 2.1 g/t Au over 34 m core length, hosted in lapilli and ash tuffs within a zone of silicified breccia with alteration of mainly vuggy silica with some granular silica, and goethite-staining after oxidized pyrite. Core drilling by Alturas yielded a number of shallow gold bearing intervals with highlights including 1.24 g/t Au and 11.3 g/t silver (Ag) over 84 m core length, including a higher grade interval of 3.29 g/t Au and 16.23 g/t Ag over 14 m core length in hole AM-01.

Effective Date: September 29th, 2017	2

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

Zones of high grade gold and silver are controlled by favorable shallow-dipping pyroclastic volcanic units and by steeply-dipping, silicified and brecciated structures (“feeders”). Gold-silver grade correlates strongly with the development of vuggy silica and massive grey silica alteration, with the abundance of secondary hematite and limonite after sulphides. Recent work by Corisur has demonstrated that geophysics, specifically Induced Polarization (IP) surveys, have assisted in expanding the silicified target zones, which manifest as high resistivity and low to moderate chargeability anomalies. The Cerro Andamarca target is a 700 m x 700 m shallow resistivity anomaly that, has to date, only been explored by drilling on its eastern margin where the mineralization outcrops on the hill crest over an area of 400 m x 200 m. The Andamarca Norte target is a 1,100 m x 350 m, shallow resistivity anomaly that again has only been explored by widely spaced drilling on its eastern extremity and contains widespread anomalous gold in soil, rock and talus samples. Further surface sampling along with additional ground geophysical surveys and drilling are warranted for Cerro Andamarca and Andamarca Norte.

Extensive soil/talus sampling by Corisur across the southern two thirds of the project area in 2016 has identified significant precious metal geochemical anomalies at Cerro Huilacollo, Cerro Colorado and Cerro Soroche. The soil/talus precious metal anomalies warrant follow-up exploration including further sampling, trenching and ground geophysical surveys, followed by drilling.

Based upon widespread visible alteration across the Huilacollo Project, including silicification, hematization and advanced argillic alteration in combination with the recent results of exploration by Corisur including, soil/talus sampling, trenching and ground IP surveys, an aggressive exploration program is warranted over all areas and targets displaying significant alteration. Exploration should consist of lithological – alteration mapping, drone photo and elevation surveys, continued soil/talus sampling, additional trenching, ground geophysical surveys including ground magnetic and additional infill and extended IP surveys, with follow-up drilling.

Additional geological mapping that leads to a new integrated lithological, structural and alteration interpretation of the historical drilling and well mapped surface geology in the northern half of the Huilacollo Property area should be conducted. A northeast-southwest structural trend is well recognized in the field and in the ground geophysics and is likely an important control on high grade precious metal mineralization.

The proposed exploration plan for the Huilacollo Project includes ground IP and magnetic surveys to cover the whole project area including the newly acquired Tacora area, which abuts to the west the main Huilacollo project area. The aim should be to complete, extend and infill the previous surveys completed in 2006 for Alturas and 2016 for Corisur. To date, the ground IP surveys have mapped precious metal mineralization spatially related to silica alteration, which is characterized by high resistivity and low chargeability anomalies. Additional surveying should be conducted to extend previous lines and infill areas of only reconnaissance level surveying. Final products should include inversion modeling and pseudo 3D modelling in conjunction with other targeting criteria.

Effective Date: September 29th, 2017	3

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

It is recommended that the remainder of the Huilacollo Property be surveyed with additional and complete soil and/or talus sampling surveys to identify new geochemical trends and flesh out the already known trends. The Tacora area requires at least a first pass reconnaissance survey. Soil and talus geochemical sampling should be followed up with strategically located trenches in the areas with strong geochemical anomalies. An initial 1,500 m trenching program is proposed for Phase 1 exploration. The Phase 1 exploration fieldwork budget is estimated at $US1.65 million.

In addition to the Phase 1 fieldwork, an aggressive Phase 1 core drilling program should be conducted. Phase 1 drilling should be focussed at existing drill ready targets with about 10,000 m at Cerro Andamarca and Andamarca Norte with a goal of expanding the known precious metal mineralization zones at both targets. The estimated cost to conduct the Phase 1 drilling is $US4.5 million. The Phase 1 drilling is not dependent on any further exploration results. The total estimated budget for the Phase 1 fieldwork and drilling along with a contingency is estimated at $US6,765,000.

A Phase 2 program of additional fieldwork and a combination of exploration and resource drilling that consists of 20,000 m should be planned for the Huilacollo Property. The estimated cost to conduct the Phase 2 program is estimated at $US11.55 million. The Phase 2 fieldwork and drilling program will depend partially upon the results of the Phase 1 ground exploration and drilling program. Targets that warrant at least reconnaissance drilling have been identified at Cerro Huilacollo, Cerro Colorado and Cerro Soroche.

Effective Date: September 29th, 2017	4

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

2	Introduction

Auryn Resources Inc. (“Auryn”) is a Canadian exploration company focused on gold exploration in established, favourable mining jurisdictions. Auryn’s current project portfolio includes: Nunavut (“NV”; Committee Bay and Gibson MacQuoid projects), British Columbia (“BC”; Homestake Ridge project) and southern Peru (Huilacollo, Baños del Indio, Sombrero and Curibaya projects).

In August 2017, Auryn commissioned APEX Geoscience Ltd. (“APEX”) to complete an independent National Instrument 43-101 (“NI 43-101”) Technical Report with the intent of presenting an overview of historic and recent exploration at their Peruvian Huilacollo Property. The Huilacollo Property (the “Property”) encompasses 5 contiguous concessions totalling 3,300 hectares (“ha”) in the Tacna Province of southern Peru approximately 10 km northwest of the border with Chile and 55 km northeast of the City of Tacna, Peru. Auryn holds its interest in the Property through a private company named Corisur Peru S.A.C. (“Corisur”), which acquired the rights to the Huilacollo Property in three separate transactions with private Peruvian company’s/owners. Corisur may acquire 100% interest of the 5 concessions, subject to a Net Smelter Return (“NSR”), through a combination of work expenditures and cash payments.

The Huilacollo Property is being assessed by Auryn for its epithermal precious metal mineralization potential within a Property-wide area of hydrothermally altered volcanics (roughly 8 km by 6 km). The deposit type is believed to be consistent with epithermal gold/silver (“Au”/”Ag”) mineralization. The property is situated in a documented epithermal gold and silver volcanic belt of Southern Peru that is known to host 1+ million ounce gold deposits including the Pucamarca Mine, which is located 15 km south of the Property, is currently in production and is owned by Minsur (Acosta et al., 2017; Minsur, 2017; BTG Pactual, 2016). The authors of this Technical Report have not visited the Pucamarca Mine and the mineralization being mined at Pucamarca may or may not be necessarily indicative of mineralization at the Huilacollo Property.

As this is an introductory Technical Report, the intent is to provide a geological overview of the Property together with a summary of historic exploration work conducted by companies other than Corisur, and the results of Corisur’s 2016 and early 2017 exploration activities. The technical summary includes geological, geophysical, geochemical, surface-trenching, reverse circulation (RC) drillhole and diamond drillhole information. To the best of the author’s knowledge, there has been no historic resource estimation work conducted at the Project and therefore the Huilacollo Project is regarded as an early stage exploration project. The report is written to comply with standards set out in NI 43-101 developed by the Canadian Securities Administration (“CSA”).

The authors include Mr. Michael Dufresne, M.Sc., P.Geol., P.Geo. and Mr. Bahram Bahrami, B.Sc., P.Geo. The senior author of this Technical Report, Mr. Michael Dufresne, the President of APEX, visited the Property on September 7th and 8th, 2017, is an independent Qualified Person (QP) as defined by NI 43-101 and supervised the preparation of, and is responsible for all sections of this Technical Report. Mr. Dufresne is a Professional Geologist with the Association of Professional Engineers and Geoscientists of Alberta (APEGA), and has worked as a geologist for more than 30 years since his graduation from University. Mr. Dufresne has been involved in all aspects of mineral exploration and mineral resource estimations for metallic mineral projects and deposits in North and South America, including epithermal-type gold-silver projects in Peru. Mr. Bahrami is a project geologist with APEX’s Vancouver office and assisted Mr. Dufresne with report preparation.

Effective Date: September 29th, 2017	5

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

Mr. Dufresne conducted a QP site inspection of the Huilacollo Property on September 7th and 8th, 2017. The site visit included a ground tour of the Huilacollo Property together with a review of archived core samples from the 2007 drill program. Bedrock outcrop is readily accessible on the Property, and the site inspection verified that the Huilacollo Property is dominated by gently folded and Tertiary volcanic rocks, that locally, comprise intense, high-sulphidation alteration. A total of nine samples were collected by Mr. Dufresne during the site inspection; analytical work completed on these samples at an independent laboratory confirmed gold mineralization at the Property.

This Report is a compilation of proprietary and publicly available information, as well as information obtained from historic reports and exploration programs conducted at the Huilacollo Property. References in this Technical Report are made to publicly available reports that were written prior to implementation of NI 43-101, including government geological publications that are available through the Geological Survey of Peru / Instituto Geológico Minero y Metalúrgico INGEMMET. These reports are cited in the text with full references provide Section 19, References.

The primary author of this Technical Report has reviewed all government and miscellaneous reports. Government reports and Journal papers were prepared by a person, or persons, holding post-secondary geology or related degrees. Based on review of these documents and/or information, the primary author has deemed that these reports and information, to the best of his knowledge, are valid contributions to this Technical Report, and therefore the primary author takes ownership of the ideas and values as they pertain to the current Technical Report.

Corisur’s geochemical and geotechnical data presented in this Technical Report were prepared and analyzed at ALS Global Laboratory in Lima, Peru and ALS Global Laboratory in Vancouver, BC (“ALS”). ALS is internationally recognized as a global leader in providing independent geochemical sample preparation, analytical procedures and data management solutions tailored to meet the needs of exploration geologists, miners, mineral processing engineers, and metallurgists. ALS Global Laboratories is accredited in accordance with the recognized International Standard ISO/IEC 17025:2005. The senior author has reviewed the geotechnical and geochemical data and found no significant issues or inconsistencies that would cause one to question the validity of the data.

Effective Date: September 29th, 2017	6

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

With respect to units of measure, unless otherwise stated, this Report uses:

•	Abbreviated shorthand consistent with the International System of Units (International Bureau of Weights and Measures, 2006);

•	‘Bulk’ weight tonnages are reported as metric tonnes.

•	Precious metals values (gold and silver) are recorded as grams per metric tonne (“g/t”) or parts per million (“ppm”) or parts per billion (“ppb”), where 1 ppm = 1 g/t, and where 1 ppb = 0.001 g/t or ppm.

•	Base metals (copper, lead and zinc) are in weight percent (“wt. %”);

•	Other references to geochemical analysis are in parts per million (“ppm”) or parts per billion (“ppb”) as reported by the originating laboratory.

•	Geographic coordinates are projected in the Universal Transverse Mercator (“UTM”) system relative to Provisional South America 1956 Datum and projected to Zone 19;

•	Currency in US dollars (US$), unless otherwise specified.

3	Reliance on Other Experts

Under three separate transactions, Corisur a private company owned by Peruvian nationals on behalf of Auryn, has amassed the Huilacollo Property that includes 5 contiguous concessions that total 3,300 ha. Corisur may acquire 100% rights to the concessions subject to a NSR, and a combination of work expenditures and cash payments.

The authors of this Technical Report disclaim portions associated with Section 4, Property Description and Location, in respect to which the authors have not attempted to verify the legal status of the Huilacollo Property. However, the Mining Cadastre Office of Instituto Geologico Minero Metalurgico (www.ingemmet.gob.pe/funciones_catastro) and GeoCATMIN (geocatmin.ingemmet.gob.pe/geocatmin/); sources for maintaining the concessions in Peru, has been reviewed by the authors and shows the two Huilacollo Property concessions are active and in good standing as of September 20th, 2017. The authors are not qualified to provide an opinion or comment on issues related to legal agreements, royalties, permitting and environmental matters.

As such, this Technical Report incorporates and relies on contributions with respect to the details of the surface and subsurface mineral ownership, permitting and environmental status from other experts including staff in the employ of Auryn and Corisur. No significant environmental disturbances or issues were identified at the project during the primary authors site visit.

Effective Date: September 29th, 2017	7

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

4	Property Description and Location

4.1	Property Introduction and Location

Auryn holds its interest in the Property through a private company named Corisur Peru S.A.C. (“Corisur”), which is owned by Peruvian nationals on behalf of Auryn. The Property exists within a special economic zone within 50 km of the Chilean border. The Huilacollo Property comprises 5 contiguous mineral concessions, totalling 3,300 ha. The Property is located approximately 970 km southeast of the capital City of Peru, Lima, and 55 km northeast of the City of Tacna in the Cordillera del Barroso of southern Peru close to the border with Chile (Figure 4.1). The Cordillera del Barroso is a mountainous chain of volcanic origin that forms part of a north-south orientated volcanic chain that extends through the regions of Moquegua and Tacna.

The location and orientation of the Huilacollo Property is shown graphically in Figure 4.1 and described by Title ID, Concession name, Area (ha), Term date and Designated Owner title in Table 4.1. The Huilacollo concessions (n=2) were acquired in 2016. The Tacora, Tacora Sur and Andamarca concessions (n=3) were acquired in 2017. The designated owner title of the recent concessions is currently being transferred to Corisur Peru S.A.C.

The approximate center of the Property is located at Universal Transverse Mercator (“UTM”) 405823 Easting 8046835 Northing, Zone 19, Provisional South America 1956 Datum (-17.663 Latitude South, 69.888 Longitude West).

Table 4.1. Description of the Huilacollo Property Mineral Concessions.

Title ID	Concession Name	Area (ha)	Term Date	Designated Owner
010019792	HUILACOLLO 1	1,000	22/09/1992	INVERSIONES SOL & C. S.A.C.
010019892	HUILACOLLO 2	1,000	22/09/1992	INVERSIONES SOL & C. S.A.C.
050009810	TACORA SUR	200	03/06/2010	FALCON EXPLORACIONES S.A.C.*
050000512	ANDAMARCA 2	900	02/01/2012	MARTIN WINDOLFO CACERES MOSCOSO*
050001910	TACORA	200	01/02/2010	FALCON EXPLORACIONES S.A.C.*
	Total Area	3,300
*Designated owner title in process of being transferred to Corisur Peru SAC.

4.2	Nature of the Land Titles

Corisur acquired the rights to the Huilacollo Property in three separate transactions with private Peruvian company’s/owners. Corisur may acquire 100% interest of all 5 concessions, subject to a NSR, through direct payout, or a combination of work expenditures and cash payments.

Effective Date: September 29th, 2017	8

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

Figure 4.1. Location of the Huilacollo Property Mineral Concessions.

Baños del Indio
Huilacollo
010019792
050001910
050009810
010019092
050000512
Ataspaca (Ag/Cu/Pb/Zn)
Pucamarca (Ag/Au)
PERÚ
CHILE
NEVADO CHUPIQUIÑA
Lima
Huancayo
Sombero
Ica
Cusco
Arequipa
Curibaya
Baños del Indio
Huilacollo
200 Kilometers
Legend
Auryn Concessions
Acquired in 2016
Acquired in 2017
Auryn's Peru Projects
Huilacollo
Other Projects
Mine
Prospect
AUYRN RESOURCES INC.
Huilacollo Property, Southern Peru
Huilacollo Concessions
1:200,000
0 2.5 5 10 km
PSAD 1956 UTM Zone 19S
APEX Geoscience Ltd.
Vancouver, BC
September, 2017

Effective Date: September 29th, 2017	9

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

A summary of the three transactions is described as follows:.

•	In June 2016, Corisur acquired the Huilacollo 1 and Huilacollo 2 concessions (2,000 ha) through an option agreement with a local Peruvian company, Inversiones Sol S.A.C. (Auryn Resources Inc. 2016a). Under the Huilacollo option, Corisur may acquire 100% interest of the Property, subject to a Net Smelter Return (“NSR”), and through a combination of work expenditures and cash payments that total USD$15.75 million (Table 4.2). The Huilacollo NSR is 1.5% and 2.5% for precious metals and base metals, which is buyable for USD$2.5 million and USD$7.0 million, respectively.

•	In August 2017, Corisur acquired 3 additional concessions (1,100 ha) through transactions with private Peruvian owners; the concessions are known as the Tacora, Tacora Sur and Andamarca concessions. Corisur can acquire 100% interest in the 3 concessions with direct payouts, and the concessions are subject to individual royalties.

•	Under the terms of the Tacora acquisition agreement, the company paid USD$200,000 on signing of the Public Deed transferring the concessions in favor of Corisur. The Tacora concessions are subject to a 0.5% NSR, 50% of which is buyable for USD$0.5 million.

•	Under the terms of the Andamarca acquisition agreement, the company paid USD$450,000 on signing of the Public Deed transferring the concession in favor of Corisur. The Andamarca concession is subject to 1.5% NSR, 50% of which is buyable for USD$2.5 million.

Table 4.2. Payment and expenditure schedule for the Huilacollo 1 and Huilacollo 2 concessions.

Due dates	Property Payments ($US)	Work Expenditures ($US)
Effective Date (May 31, 2016)	$250,000	-
Within 24 months of the Effective Date	$500,000	$2,000,000
Within 36 months of the Effective Date	-	$3,000,000
Within 48 months of the Effective Date	$250,000	-
Within 60 months of the Effective Date	$250,000	$2,000,000
Within 72 months of the Effective Date	$7,500,000	-
Total	$8,750,000	$7,000,000

The Project is located within a special economic zone situated within 50 km of the Peruvian - Chile border. As a non-resident company, Auryn’s right to ultimately exploit these licenses or register its interests require approval from the Peruvian government in the form of a Supreme Decree. Auryn is in the process of submitting its applications with respect to such an approval and anticipates receiving the approval prior to exercising its right to take 100% ownership of Corisur.

Effective Date: September 29th, 2017	10

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

4.3	Concession Maintenance

Each concession is subject to annual holding costs (“derecho de vigencia”) that increase incrementally with the term, or age, of the concession. The property holding costs are $3 per ha

The title holder must demonstrate a minimum production of USD$100 per ha by the end of year six. If this cannot be demonstrated, a penalty equivalent to USD$6.00 per Ha will be applied from year 7 until year 11. The penalty increases to USD$20.00 per ha per year from year 12 onward. The title holder will not be subject to this additional fee structure if it can be demonstrated that an investment has been made in the property equivalent to 10 times the applicable penalty (Peruvian Mining Law, Article No. 39).

The Huilacollo Property may be classified as an early stage exploration project, and therefore, none of the Huilacollo concessions demonstrate minimum production of USD$100 per ha. The term dates of the Huilacollo 1 and Huilacollo 2 concessions are in their 25th year, and therefore subject to the maximum annual holding cost and penalty. Tacora and Tacora Sur concessions are within, or entering, their 7th year and have an annual holding cost of USD$3.00/ha and penalty of USD$6.00/ha. The Andamarca 2 concession within its 5th year and is currently subject to the minimum holding cost and no penalties (Table 4.3).

Table 4.3. Huilacollo Concessions Annual Holding and Penalty costs.

Concession Number	Concession	Area (ha)	Term Date	Yrs	Holding cost / ha	Holding cost	Penalty/ ha	Penalty
010019792	HUILACOLLO 1	1,000	22/09/1992	25	3	$3,000	20	$20,000
010019892	HUILACOLLO 2	1,000	22/09/1992	25	3	$3,000	20	$20,000
050009810	TACORA SUR	200	03/06/2010	7	3	$600	6	$1,200
050000512	ANDAMARCA 2	900	02/01/2012	5	3	$2,700	0	$0
050001910	TACORA	200	01/02/2010	7	3	$600	6	$1,200

4.4	Permitting and Environmental Approvals

Auyrn is not aware of any existing environmental liabilities on the Huilacollo Project. In July 1999, Inversiones Sol y C.S.A. took five water samples that were analyzed for pH, conductivity, transparency and heavy metal content (Villachica, 1999). The summary indicates that one of the samples, draining west from Cerro Andamarca, is strongly acidic (pH - 3.15), while the rest are within the accepted norms. The heavy metal content and transparency index of all samples are very low and within the accepted norms.

Effective Date: September 29th, 2017	11

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

Environmental regulations of Peru generally state that any mining company is responsible for the environmental impact of their field work. The Peruvian regulation, Decreto Supremo 038-98-EM, classifies mining exploration programs into three categories:

1.	Category A is for general exploration activity and requires no authorization, fees or reporting to the Ministry.

2.	Category B applies to drilling programs of fewer than 10 drill holes drilled within a 10 hectare area. An application must be submitted and a fee of approximately USD$50 must be paid.

3.	Category C pertains to mining exploration programs with more than 20 drill holes, exploration areas greater than 10 ha, or construction of more than 50 m of tunnels. An application must be submitted to the Ministry before the work is initiated on projects in this category. The Ministry must approve or reject the Environmental Evaluation (“Evaluación Ambiental”) within a period of 45 (business) days. The application is considered approved if the ministry does not respond within that period.

Advancement to the mining phase requires an Environmental Impact Study (“Estudio de Impacto Ambiental”), which the Ministry has 120 days to review. During this period, the company must coordinate site visits with Ministry personnel. The Environmental Impact Study must include plans for an environmental program whose expenditures cannot be less than 1% of the annual sales revenue.

At the mining phase stage, there is also a requirement that an Environmental Management and Conformance Program (“Programa de Adecuación y Manejo Ambiental or PAMA”) and a Closure Plan (“Plan de Cierre”) be submitted to the Ministry. Note that the PAMA law only applies to mines predating the current Environmental Law and cannot be used by new operations. Full details on these requirements are found at the Peru Ministerio de Energia y Mines (www.minem.gob.pe). Mining companies are subject to annual environmental audits of operations by the Peru Ministerio de Energia y Mines.

During the Qualified Person site inspection, Mr. Dufresne observed that there is a camp set up for ongoing exploration work at the Property with minimal environmental impact. There are several trenches that may require filling in as part of future reclamation work. In summary and to the best of the author’s knowledge, there are no other factors or risks that may affect the access, land title, or the right or ability to perform work on the Huilacollo Property.

5	Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1	Accessibility

Access to the property from Lima takes about 4.5 hours of travel using commercial airlines and a vehicle. There are daily flights between the cities of Lima and Tacna in the south. Flight time is approximately 1.5 hours. The easiest access to the Property is via the Tacna-La Paz International Road (Figure 5.1). At kilometre 108, a branch road to the west leads to the property. After about 1.5 hrs, the main part of the Property is visible from the road. Once on the Property, access is by dirt drill roads or foot. Total driving time from Tacna is approximately 3 hours.

Effective Date: September 29th, 2017	12

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

Figure 5.1. Access routes to the Huilacollo Property.

400000
8100000
8000000
Puno
To La Paz
BOLIVIA
Ilabaya
Tarata
TACNA
Tacora
5988 m
Tacna
CHILE
400000

Legend

- Huilacollo Concessions
- Tacna-La Paz International Road
- Branch Roads
- Other Province
- Other Country

AURYN RESOURCES INC.

Huilacollo Property, Southern Peru

Huilacollo Property Access

1:1,000,000

PSAD 1956 UTM Zone 19S
APEX Geoscience Ltd.
Edmonton, AB September, 2017

Effective Date: September 29th, 2017	13

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

5.2	Climate

Weather is typical of high altitude regimes (the Huilacollo Property is at 17º 39’ Latitude South). Cold temperatures and dry conditions dominate during the months of May through September while heavy rain, hail and snow can all occur from November to April. Temperatures vary between a few degrees centigrade below zero during the night, up to 20°C during the day in the last months of the year although colder temperatures are possible. The thermal chill factor, however, may be much lower due to the common wind. Temperature and precipitation statistics are not available for the Property.

Tacna, which is located some 120 km away and at a much lower elevation, has a mild desert climate (BWn, according to the Köppen climate classification) with average high and low temperatures of 23.5°C and 12.6°C. The nearest community with readily available weather statistics is Talabaya located approximately 1.5 hrs north of the Property. Talabaya is significantly cooler than Tacna with average high and low temperatures of 12.0°C and 8.0°C. The rainy season is mainly between November and April, reaching its peak average precipitation in January at 198 mm. Peak snowfall days occur in May and July averaging 7.5 cm (6 days) and 6.1 cm (4 days), respectively. The amount of daily sunlight is fairly-constant at this latitude; between 111 hrs/month (March) to 146 hrs/month (November).

5.3	Local Resources & Infrastructure

There are no permanent buildings or infrastructure on the Property. The Town of Talabaya is the nearest locale to purchase supplies. Talabaya is located 1.5 hrs north of the project area on the international road (Figure 5.1). The Town of Palca is located about 2 hrs from the project on the International Road. It has approximately 2,000 inhabitants with telephone lines and daily bus connections to Tacna.

Tarata, the capital city of the Pachía District, is located to the north of the project and can be reached in 2.5 hours. There are daily bus connections with surrounding communities, plus telephone and internet connections in Tarata. Fuel, food and basic lodging are available, as is some heavy equipment such as bulldozers. A limited supply of unskilled workers is also available in Tarata. A high-wattage power line crosses about 5 km north of the property boundary.

5.4	Physiography

The Tacna Region of Peru is bordered by the: Pacific Ocean on the west; Moquegua Region on the north; Puno Region on the northeast; Bolivian La Paz Department on the east; and the Arica-Parinacota Region of Chile on the south. The region is located below the Titicaca plateau, and has a diverse geography, including volcanic, desert and mountainous zones. The Tacna Region is small (16,000 km2), but has an established mining history and potential.

Steep hills and deep valleys characterize the topography of the Huilacollo Property. Elevations range from 4,840 m above sea level (m asl) at Cerro Andamarca to below 4,000 m asl in some of the more deeply incised stream drainages, which commonly have hundreds of metres of relief from valley bottom to ridge top. Many of the slopes are covered by a talus (scree) derived from up-slope weathering rocks.

Effective Date: September 29th, 2017	14

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

There is little plant life in the Huilacollo Property area. Protected hillsides have a variety of tall grass, and moss and lichen grow at higher elevations and in exposed areas. Animal life on the Property is limited to free-roaming cattle and sheep, which are primarily found along the lower hillsides. Native fauna includes condors and llamas. There are no specific concentrations of species considered to be endangered.

6	Historic Exploration Completed by Previous Companies

Much of the following details for the historic exploration is taken from a prior technical report by Priesmeyer (2005). Early exploration/mining was carried out in the southeastern part of the current Huilacollo Project (within the Huilacollo 2 concession; Ramírez, 1995). This area was the site of mining activity focused on high-grade base and precious metal veins. The largest accessible remaining workings is an adit that is approximately 42 m in length. The remainder of the workings are caved-in or flooded (Ramírez, 1995). Little is known about this activity except that it occurred before modern exploration.

In the late 1970’s, a governmental German-Peruvian consortium called “Cooperación Minera Peruano- Alemana” explored for porphyry copper-style mineralization at Santa Elena, which is south of the Huilacollo property boundary. Geological mapping, geophysical surveys (Induced Polarization [IP]) and the subsequent test drilling of four diamond drillholes for a total of 900 m were completed. Argillized and silicified pyritic volcanics with little to no copper were intersected during drilling, which resulted in work ending on the property in 1979 and the claims being abandoned in 1984.

In the early 1990’s the property was sampled and mapped at a scale of 1:20,000 by Mr. Jaime Suarez, who took 139 rock chip samples that revealed scattered anomalous gold values. This led to the main Huilacollo concessions being staked in 1992. Since then, the Property was explored by Cominco (Peru) S.R.L. (“Cominco”), a subsidiary of Cominco Ltd., and Balaclava Resources S.A. (“Balaclava”) in the 1990’s. In the 2000’s, the Property was explored by Alturas Minerals S.A. (“Alturas”). These companies conducted numerous exploration programs that included: detailed- to reconnaissance-scaled geological mapping; ground geophysical surveys; trench and surface sampling along with drilling. The ground work defined an intense alteration corridor with a spatial extent of approximately 5 km x 1 km. Four high-sulphidation alteration centers were identified: Cerro Andamarca, Andamarca Norte, Cerro Huilacollo and Cerro Colorado. Cerro Andamarca is topographically the highest and may comprise the upper levels of a high-sulphidation alteration system. The other three centers show mainly advanced argillic and argillic alteration and the roots of gold-silver siliceous structures. Two of these zones, Cerro Andamarca and Andamarca Norte have been drill tested.

The collective historic work is summarized by period and company in the text that follows.

Effective Date: September 29th, 2017	15

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

6.1	Cominco Ltd.

Cominco signed a May 1994 option agreement with Inversiones Sol S.A.C. Cominco’s work in the area included geological mapping, soil sampling on a 200 m by 100 m grid (later a 50 m by 50 m grid), and trenching and rock chip sampling. In March 1995, six core drillholes were completed and Cominco subsequently abandoned the option, reportedly citing high option payments as one of the reasons.

Cominco’s geological mapping focused on the northern part of the Huilacollo Property (Huilacollo 1 concession) in areas depicted as the Cerro Andamarca and Andamarca Norte area because these areas were considered to have the best potential to host a large tonnage, low-grade gold deposit (Figure 6.1). Detailed mapping was completed at a scale of 1:5,000 (mapped on 50 m by 50 m grids). Mapping was selective; an area measuring 500 m by 350 m was mapped at Cerro Andamarca and an area measuring 640 m by 380 m was mapped at Andamarca Norte. The remainder of Cominco’s property was mapped in reconnaissance-scale fashion at an unknown scale.

A total of 761 soil samples were collected by Cominco from the Huilacollo Property as it existed at that time. Soil samples were initially collected on east-west grid lines orientated 200 m apart with samples collected every 100 m. Samples were collected from the following areas: Cerro Andamarca (372 samples), Cerro Huilacollo (147 samples), Cerro Soroche (65 samples) and Santa Elena (112 samples). Soil grids were later tightened to 50 m by 50 m in the Cerro Andamarca and Andamarca Norte areas. Due to little soil development on the Property, much of what is called soil sampling is largely talus fines sampling. Anomalous gold values in soils (> 200 ppb Au) were largely confined to the Cerro Andamarca and Andamarca Norte areas with minor soil gold anomalies at Cerro Soroche and Cerro Colorado (Figure 6.1; Priesmeyer, 2005).

At Cerro Andamarca an oval shaped area measuring 220 m by 150 m was defined by Au-in-soil values of greater than 500 ppb (0.5 g/t) Au. This anomaly is roughly centered on the top of Cerro Andamarca with the best values occurring near the top of the hill in the road-cuts around drill hole HU-3 where road cut/trench sampling by Cominco yielded 5.6 g/t Au over 25 m, 2.0 g/t Au over 35 m, 3.6 g/t Au over 25 m and 2.3 g/t Au over 18 m (Priesmeyer, 2005). The highest individual value was 12.4 g/t Au over 5 m.

At Andamarca Norte, Cominco determined that the gold values were generally lower than those at Cerro Andamarca, with the best values being 0.7 g/t Au over 15 m, 0.7 g/t Au over 15 m, 0.8 g/t Au over 15 m and 1.3 g/t Au over 8 m (Priesmeyer, 2005). The highest individual values were 1.8 g/t Au over 5 m and 4.0 g/t Au over 2 m. All other values were below 0.8 g/t Au.

Cominco conducted extensive channel sampling at Cerro Andamarca, particularly along roads, drill pads, bulldozer trenches and outcrops. The initial channel sample length was 2 m, but was subsequently changed to 5 m, and numerous channel samples were collected over 5 m. Cominco collected a total of 607 channel samples were at Cerro Andamarca and 47 channel samples from Andamarca Norte (Priesmeyer, 2005).

Effective Date: September 29th, 2017	16

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

Figure 6.1. Geological map of the Huilacollo Property with Cominco’s interpreted soil sampling results in the Huilacollo 1 and Huilacollo 2 concessions.

405000
410000
8050000
8045000
Andamarca Norte
Cerro Andamarca
010019792
Cerro Huilacollo
050001910
050009810
050000512
Cerro Soroche
Cerro Colorado
Legend
Falcon Expl. Rock Samples
Historic Rocks Au (ppm)
0.05 - 0.10
0.11 - 0.50
0.51 - 1.00
1.01 - 4.88
Cominco Soil Samples
Cominco Soil Anomalies
Au (+50 ppb)
Ag (+ 0.7 ppm)
Pb (+50 ppm)
Huilacollo Project
Bedrock Geology (Miguel and Garate, 2000)
Qauternary Cover
Cenozoic Volc. (Barroso Group)
Cenozoic Volc. Huilacollo Fm
Cretaceous Volc.
Mesozoic-Cenozoic Granitoids
Mesozoic Seds. (Yura Group)
Lower Mesozoic Seds.
Faults
AUYRN RESOURCES INC.
Huilacollo Property, Southern Peru
Historical Sampling
1:50,000
0 0.5 1 2 km
PSAD 1956 UTM Zone 19S
APEX Geoscience Ltd.
Vancouver, BC
September, 2017

Effective Date: September 29th, 2017	17

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

There is generally a good correlation between gold values in soil/talus fines and gold in channel samples with very few channel samples over 500 ppb Au outside the 500 ppb Au-in-soil anomalies. The correlation supported the contention that the Cerro Andamarca and Andamarca Norte anomalies warranted drill testing. Accordingly, Cominco drilled a total of 6 core holes at Cerro Andamarca in 1994 and 1995, totalling 845.75 m (Table 6.1). Core sampling and assaying of the 6 holes was done on 2 m intervals. There is no record in the reporting to indicate the sampling and analytical methods used (Priesmeyer, 2005).

Cominco core hole HU-3, yielded 2.1 g/t Au over 34 m core length from 5.45 to 39.45 m (Table 6.2). The mineralized material is hosted in lapilli and ash tuffs within a zone of silicified breccia. Alteration is mainly vuggy silica with some granular silica, and goethite-staining after oxidized pyrite.

Table 6.1. Cominco diamond drill collar information from the 1994-1995 drill program.

Hole	UTM Coordinates*	Elevation (m asl)	Azimuth	Inclination	Depth (m)
HU-1	406,696N – 8,048,805E	4,783	330°	-47°	136.15
HU-2	406,597N – 8,048,904E	4,824	150°	-65°	126.90
HU-3	406,627N – 8,048,832E	4,833	210°	-66°	149.95
HU-4	406,576N – 8,048,865E	4,832	250°	-66°	119.35
HU-5	406,523N – 8,049,025E	4,771	125°	-50°	195.40
HU-6	406,530N – 8,048,921E	4,771	130°	-65°	118.00
*Calculated from local Cominco grid coordinates.				TOTAL	845.75

Table 6.2. Summary of assay results of the Cominco diamond drilling.

Hole	From	To	Meters	Au (g/t)
HU-1	11.8	33.8	22.0	0.4
HU-2	5.0	27.0	22.0	0.8
HU-2	71.0	83.0	12.0	0.4
HU-2	91.0	97.0	6.0	0.4
HU-2	125.0	126.9	1.9	0.7
HU-3	5.45	39.45	34.0	2.1
HU-3	49.45	57.45	8.0	0.3
HU-3	103.45	107.45	4.0	0.4
HU-4	0.0	58.0	58.0	0.6
HU-4	66.0	80.0	14.0	0.4
HU-4	96.0	112.0	16.0	0.3
HU-4	116.0	119.35	3.35	0.3
HU-5	3.35	9.35	6.0	0.5
HU-6	6.0	22.0	16.0	0.5
HU-6	56.0	58.0	2.0	1.5

Effective Date: September 29th, 2017	18

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

6.2	Balaclava S.A.

In 1997, Balaclava optioned the property, and completed geological mapping, trenching and sampling at the defined Andamarca Norte and Cerro Andamarca zones. A total of 2,086 trench and rock chip samples were collected. Table 6.3 summarizes the highlights of trench sampling program from two the zones, the results of which were summarized in an internal company memorandum (Carter, 1997b) and Balaclava press releases dated December 11, 1997 (Carter 1997a) and December 23, 1997.

Table 6.3. Summary of assay results of Balaclava’s trench sample program.

Interval	g/t Au	g/t Ag	Zone
160 m	1.93	18.2	Cerro Andamarca
incl. 30 m	6.39	51.4	Cerro Andamarca
60 m	1.50	5.9	Cerro Andamarca
90 m	1.33	17.1	Cerro Andamarca
incl. 40 m	1.84	11.0	Cerro Andamarca
190 m	1.27	15.0	Cerro Andamarca
incl. 55 m	2.00	23.7	Cerro Andamarca
55 m	1.21	14.5	Cerro Andamarca
50 m	1.16	14.4	Cerro Andamarca
incl. 35 m	1.36	16.2	Cerro Andamarca
20 m	1.06	9.2	Cerro Andamarca
55 m	1.01	16.2	Cerro Andamarca
65 m	0.86	-	Cerro Andamarca
35 m	0.61	6.3	Cerro Andamarca
32.5 m	0.44	-	Andamarca Norte
12.5 m	0.45	-	Andamarca Norte
7.5 m	1.65	-	Andamarca Norte

At Cerro Andamarca, a total of 656 trench samples were collected and yielded a 160 m interval of 1.93 g/t Au with 18.2 g/t Ag. Within Andamarca Norte, trench samples returned a 32.5 m interval that averaged 0.44 g/t Au.

In 1998, Balaclava completed an 8- and 5-hole Reverse Circulation (“RC”) drill program (totalling 889 m) at the Cerro Andamarca and Andamarca Norte zones, respectively, based largely upon the results of the 1997 trench program (Ruiz, 1998; Table 6.4). Summary assay results of the drilling are summarized in Table 6.5.

The results of the eight RC drillholes drilled into the Cerro Andamarca zone supported Cominco’s conclusion: that the Cerro Andamarca gold zone is characterized as a shallow–dipping “manto”-like body related to intense silicification of the stratigraphy. Balaclava also concluded that the gold zone was plunging northwards at its northern extremity, possibly reflecting down-faulting by normal faults.

Effective Date: September 29th, 2017	19

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

Balaclava completed five RC holes were at Andamarca Norte. The best intercept was from drill hole RCD-07, where a 22 m interval averaged 0.8 g/t Au between depths of 28 and 50 m, including 6 m of 1.5 g/t Au between 42 and 48 m (Table 6.5). It is important to note that the northern part of the Andamarca Norte prospect is significantly lower in elevation than Cerro Andamarca zone (250 m below the topography of the crest of Cerro Andamarca).

Table 6.4. Balaclava diamond drill collar information.

Drill Hole	UTM Coordinates*	Elevation (m)	Azimuth	Inclination	Depth (m)	Area
RCD-01A	406680N – 8048921E	4,796	265°	-50°	26	Cerro Andamarca
RCD-02	406660N – 8048880E	4,818	290°	-50°	80	Cerro Andamarca
RCD-03B	406650N – 8048650E	4,827	235°	-50°	17	Cerro Andamarca
RCD-04	406593N– 8048924E	4,824	200°	-50°	78	Cerro Andamarca
RCD-05	406655N – 8048945E	4,822	230°	-50°	74	Cerro Andamarca
RCD-06	406660N – 8049050E	4,818	245°	-50°	70	Cerro Andamarca
RCD-07	406585N – 8049115E	4,791	255°	-55°	80	Cerro Andamarca
RCD-08	406295N – 8049305E	4,756	230°	-70°	44	Andamarca Norte
RCD-09	406060N – 8049430E	4,685	0°	-90°	76	Andamarca Norte
RCD-10	405980N – 8049530E	4,628	195°	-45°	76	Andamarca Norte
RCD-11	405890N – 8049550E	4,627	295°	-65°	76	Andamarca Norte
RCD-12	405890N – 8049550E	4,627	220°	-75°	80	Andamarca Norte
RCD-13	406694N – 8048714E	4,764	290°	-50°	76	Cerro Andamarca
Method for determining collar coordinates is unknown. There is no reliable data on the length of the drillholes: RCD-01B or RCD-03A.

Table 6.5. Summary of assay results of the Balaclava RC drill program.

Hole	From (m)	To (m)	Interval (m)	Au (g/t)
RCD-01A	0	4	4	0.5
RCD-01A	18	26	8	0.5
RCD-02	0	4	4	0.9
RCD-02	14	20	6	0.3
RCD-02	26	34	8	0.4
RCD-02	42	54	12	0.5
RCD-03B	0	17	17	1.1
RCD-04	0	36	36	1.1
RCD-04	40	50	10	0.3
RCD-05	0	46	46	1.1
RCD-05	50	56	6	0.5
RCD-06	0	16	16	0.7
RCD-07	6	10	4	0.4
RCD-07	28	50	22	0.8
RCD-07	62	66	4	0.6
RCD-10	68	76	8	0.4
RCD-11	6	10	4	0.3
RCD-12	4	12	8	0.4
RCD-12	46	50	4	0.5

Effective Date: September 29th, 2017	20

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

6.3	Alturas Minerals S.A.

Alturas optioned the Property from Inversiones Sol y C.S.A. on August 25, 2004. In 2004, Alturas mapped the Cerro Andamarca zone at a scale of 1:2,000; this was coupled with reconnaissance-scaled mapping of the rest of the property area at 1:25,000. Alturas collected surface reference rock samples and re-logged Cominco’s HU-1 to HU-6 core holes (which were stored in the Town of Arequipa). The 2004 mapping campaign, and the re-logging of the Cominco drill core, resulted in a better understanding of the geology of the property.

Exploration work conducted by Alturas in 2006 included a trench sampling program, ground geophysical surveying, and diamond drilling. A total of 791 linear metres were trenched. Trench 1 included an interval of 77 m yielding 1.67 g/t Au and 11.9 g/t Ag. Trench 16 included a 38 m interval of 6.69 g/t Au and 54.4 g/t Ag. Apart from confirming the presence of strong surface gold-silver mineralization, the trenching demonstrated the continuity of the mineralization at the Cerro Andamarca zone over an area exceeding 350 m by 200 m in size.

An Induced Polarization/Resistivity (IP) Survey over the Cerro Andamarca and Andamarca Norte targets outlined extensive zones of coincident high resistivity and low chargeability that were interpreted as gold-prospective siliceous alteration (Figures 6.2 and 6.3). The results of the geophysical survey showed that the shallow geophysical anomalies occurred in areas that were largely untested by previous (Cominco and Balaclava) drilling.

Accordingly, Alturas completed a 20-hole (2,800 m total) Phase 1 core drilling program at the eastern part of the Cerro Andamarca target (Figure 6.4). A description of the drillholes is presented in Table 6.6. Selected results of the drill program are presented in Table 6.7 and on Figure 6.4 and include:

•	Drillhole AM-01 yielded an interval of 1.24 g/t Au and 11.3 g/t Ag over 84.0 m core length in oxide starting at surface. This interval includes a high-grade intercept of 3.29 g/t Au and 16.23 g/t Ag over 14 m from a depth of 16 to 30 m.

•	Drill hole AM-2 yielded 1.21 g/t Au and 8.94 g/t Ag over 52 m core length, including 3.01 g/t Au and 13.26 g/t Ag over the first 10 m.

•	Drill hole AM-14 yielded 1.17 g/t Au and 6.51 g/t Ag over 82.0 m core length in oxide starting from surface, including a near-surface high-grade intercept of 1.95 g/t Au and 8.84 g/t Ag over 36 m from depths of 20 to 56 m (Table 6.7; Figure 6.4).

Effective Date: September 29th, 2017	21

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

Figure 6.2. Induced Polarization survey showing chargeability at -50 m, conducted by Alturas Minerals in 2006.

Andamarca Norte Anomaly
Cerro Andamarca Anomaly
Cerro Huilacollo Anomaly
N
Chargeability (mV / V)
> 40.00
37.47
34.93
32.40
29.87
27.33
24.80
22.27
19.73
17.20
14.67
12.13
9.60
7.07
4.53
2.00
0
8'050,000
8'048,000
8'046,000
406,000
408,000
0
500
1,000
metres

Effective Date: September 29th, 2017	22

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

Figure 6.3. Induced Polarization survey showing resistivity at -50 m, conducted by Alturas Minerals in 2006.

Andamarca Norte
Anomaly
Cerro Andamarca
Anomaly
Cerro Huilacollo
Anomaly
N
Resistivity
(Ohm metres)
> 10,000
6309.6
3981.1
2511.9
1584.9
1000.0
631.0
398.1
251.2
158.5
100.0
63.1
39.8
25.1
15.8
10.0
0
8'050,000
8'048,000
8'046,000
0
500
1,000
metres
406,000
408,000

Effective Date: September 29th, 2017	23

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

Figure 6.4. Summary of gold in the Alturas drillholes at the Cerro Andamarca zone.

HUILACOLLO DRILL HOLE RESULTS MAP

Best Results

Nº	Drill Hole	Length (m)	Au wt. av. (g/t)	Ag wt. av. (g/t)
1	AM-01	84.00	1.24	11.25
2	AM-02	52.00	1.21	8.94
4	AM-03	7.00	1.27	32.76
5	AM-04	26.00	0.78	5.11
8	AM-05	30.00	0.82	8.98
9	AM-06	76.00	0.82	7.54
10	AM-07	48.00	0.92	11.34
12	AM-08	32.00	0.67	6.99
14	AM-09	36.00	0.79	8.69
19	AM-11	14.00	0.67	3.11
22	AM-13	62.00	0.94	12.07
24	AM-13	18.00	1.04	4.31
25	AM-14	82.00	1.17	6.51
32	AM-16	48.00	1.38	27.21

406,500
406,700
406,900
8,049,000
8,048,800
N
AM-14
AM-12
AM-13
AM-06
AM-07
AM-16
AM-03
AM-05
AM-11
AM-04
AM-01
AM-10
AM-02
AM-08
AM-09
AM-17
AM-15
AM-18
AM-19
RCD-07
RCD-06
RCD-05
RCD-04
RCD-02
RCD-01A
RCD-13
HU-5
HU-6
HU-2
HU-4
HU-1
25
9
8
10
32
5
19
22
1
4
12
2
24
14
Alturas holes
Previous holes
0
100
Metres
January 2007

Effective Date: September 29th, 2017	24

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

The systematic drilling along sections oriented northwest-southeast allowed the Alturas to make an important structural reinterpretation of the mineralized zones. The company recognized zones of higher gold and silver that are controlled by steep “feeder” structures and breccia zones, which previously had been unrecognized. Alturas identified a gold-silver zone exceeding 400 m by 200 m in plan in some places the zone of oxidation extends vertically to at least 100 m from surface (Figure 6.4).

Table 6.6. 2006 Alturas diamond drill collar information.

Hole ID	Easting	Northing	Elevation (m)	Azimuth	Dip	Length (m)
AM-01	406582	8048868	4838	145	-55	150.00
AM-02	406599	8048843	4836	145	-50	150.00
AM-03	406562	8048903	4838	145	-60	200.00
AM-04	406581	8048869	4838	325	-45	160.00
AM-05	406606	8048896	4830	145	-55	150.00
AM-06	406581	8048943	4833	325	-50	100.00
AM-07	406581	8048943	4833	145	-50	150.00
AM-08	406630	8048866	4823	145	-50	120.00
AM-09	406664	8048824	4805	145	-45	60.00
AM-10	406585	8048862	4838	325	-60	222.00
AM-11	406607	8048895	4830	325	-45	175.00
AM-12	406635	8048951	4815	325	-50	160.00
AM-13	406635	8048950	4815	145	-45	150.00
AM-14	406578	8049033	4820	325	-40	160.00
AM-15	406550	8048836	4820	145	-45	100.00
AM-16	406616	8048928	4811	145	-45	107.00
AM-17	406552	8048838	4821	325	-45	190.00
AM-18	406485	8048795	4765	325	-45	100.00
AM-19	406550	8048756	4770	325	-50	140.00
AM-20	407000	8047300	4540	90	-90	436.80

Table 6.7. Summary of selected assay results from the Alturas drill program.

Drill Hole		From (m)	To (m)	To (m)	To (m)	To (m)
AM-01		0	84	84	1.24	11.3
	including	16	30	14	3.29	16.23
AM-02		0	52	52	1.21	9.14
	including	0	10	10	3.01	13.26
AM-05		0	26	26	0.7	9.88
AM-05		34	64	30	0.82	8.98
AM-06		0	76	76	0.82	7.54
AM-06	including	0	12	12	1.95	16.75
AM-06	and	40	54	14	1.74	9.14

Effective Date: September 29th, 2017	25

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

Drill Hole		From (m)	To (m)	To (m)	To (m)	To (m)
AM-07		0	48	48	0.92	11.34
AM-07	including	0	12	12	1.64	17.83
AM-08		0	32	32	0.67	6.99
AM-09		0	36	36	0.79	8.69
AM-11		0	42	42	0.51	5.45
AM-11		110	124	14	0.67	3.11
AM-12		0	8	8	0.53	10.8
AM-13		0	62	62	0.94	12.07
AM-13	including	0	10	10	1.09	72.59
AM-13	and	34	40	6	3.4	21.33
AM-13	and	58	62	4	2.41	2.8
AM-13		128	146	18	1.04	4.31
AM-14		0	82	82	1.17	6.51
AM-14	including	20	56	36	1.95	8.84
AM-15		0	16	16	0.67	4.65
AM-15		37.7	62	24.3	0.44	3.91
AM-16		0	48	48	1.38	27.21
AM-16	including	26	38	12	3.52	49.13
AM-16		52	59.9	7.9	0.57	5.79
AM-16		70	80	10	0.75	13.09
AM-17		0	10	10	0.51	2.88
AM-17		22	42	20	0.58	3.06
AM-17	including	23.4	30	6.6	1.16	5.97
AM-17		164	184	20	0.64	1.69

A summary map showing the details of the Alturas drilling at Andamarca combined with the previous results of drilling by Cominco and Balaclava are presented in Figures 6.4 and 6.5. Contoured gold intersected in the historic drilling along with a schematic cross section of the drilling is also presented in Figure 6.5

6.4	Tacora Concession Historic Exploration

In August 2017, Corisur acquired 3 additional concessions: Tacora, Tacora Sur and Andamarca 2. These licenses are contiguous with the Huilacollo Property and expanded the Huilacollo land position to 3,300 ha (Auryn Resources Inc., 2017 c). The Tacora concession has historical grab samples, collected by Falcon Exploraciones that range from 0.1 g/t Au to 4.6 g/t Au over an area of 1.5 km by 500 m (Figure 6.1).

Effective Date: September 29th, 2017	26

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

Figure 6.5. Summary of historic exploration work at Cerro Andamarca zone showing selected and amalgamated drillhole assay results.

AM-14
160m
RCD-07
80m
Au (g/t)
5.00
1.00
0.50
0.25
N
AM-12
160m
RCD-06
70m
AM-11
175m
AM-06
100m
AM-17
190m
AM-10
222m
AM-04
160m
HU-5
195.4m
RCD-05
76m
HU-6
118m
HU-2
126.9m
RCD-03B
17m
RCD-04
76m
AM-18
100m
HU-4
119.35m
HU-1
136.15m
RCD-02
80m
AM-07
150m
AM-16
107m
AM-13
150m
AM-19
140m
AM-03
200m
AM-05
150m
HU-3
149.95m
RCD-01A
25m
AM-01
150m
AM-08
120m
AM-09
60m
AM-15
100m
RCD-13
76m
AM-02
150m
0
Metres
100

36.7 m @ 0.48 g/t Au
17 m @ 1.07 g/t Au
34 m @ 2.14 g/t Au
26 m @ 0.78 g/t Au
84.0 m @ 1.24 g/t Au
32 m @ 0.45 g/t Au
52.0 m @ 1.21 g/t Au
22 m @ 0.78 g/t Au
36 m @ 1.06 g/t Au
8 m @ 0.45 g/t Au
RCD-01A
25m
32 m @ 0.39 g/t Au
6 m @ 0.52 g/t Au
RCD-04
69.3m
HU-2
61.6m
HU-3
86.8m
7 m @ 1.27 g/t Au
AM-04
160m
AM-01
150m
RCD-13
75.8m
AM-02
150m
8 m @ 0.34 g/t Au
AM-03
200m
AM-10
222m
HU-5
195.4m
100 m
Alturas results in red
Cominco/Balaclava results in black
100 m

Hole	From	To	Metres	Au (g/t)
HU-2	5	27	22	0.78
HU-2	125	126.9	1.9	0.68
HU-3	5.45	39.45	34	2.14
HU-4	0	58	58	0.55
HU-5	3.35	9.35	6	0.52
HU-6	56	58	2	1.55

Hole	From	To	Metres	Au (g/t)
RCD-02	0	4	4	0.88
RCD-02	42	54	12	0.51
RCD-03B	0	17	17	1.07
RCD-04	0	36	36	1.06
RCD-05	0	46	46	1.09
RCD-06	0	16	16	0.70
RCD-07	28	50	22	0.79
RCD-07	62	66	4	0.61

Hole	From	To	Metres	Au (g/t)	Ag (g/t)
AM-01	0	84	84	1.24	11.3
AM-01	16	30	14	3.29	16.23
AM-02	0	52	52	1.21	8.94
AM-02	0	10	10	3.01	13.26
AM-06	0	12	12	1.95	16.75
AM-06	40	54	14	1.74	9.14
AM-13	0	62	62	0.94	12.07
AM-13	0	10	10	1.09	72.59
AM-13	34	40	6	3.4	21.33
AM-13	58	62	4	2.41	2.8
AM-13	128	146	18	1.04	4.31
AM-14	0	82	82	1.17	6.51
AM-14	20	56	36	1.95	8.84
AM-16	0	48	48	1.38	27.21
AM-16	26	38	12	3.52	49.13

Effective Date: September 29th, 2017	27

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

7	Geological Setting and Mineralization

7.1	Tectonic Setting

The following tectonic history is based on a compilation and synthesis of available geological and published data by Diaz and Pearson (2004) as summarized by Priesmeyer (2005). The Andean Cordillera is the result of three major geodynamic cycles: Precambrian, Paleozoic to Early Triassic and Late Triassic to Present. The earlier cycles set up the crustal rheological architecture for later cycles, but it was only the last cycle is believed to have produced significant copper and gold deposits in the Peruvian Cordillera.

During the Precambrian, Proterozoic crust was accreted to Archean cores, which are recognized as the Guyana-Amazon cratons. Proterozoic basement is exposed in isolated windows and forms the crystalline basement in southern Peru. The basement consists of gneiss, granulite and schist. Strong reworking of these complexes probably occurred during the Late Proterozoic Grenvillian Orogeny.

Lower Paleozoic marine clastic sequences were deposited on to the basement in a tectonic environment that is not well understood. Upper Paleozoic siltstone, sandstone and limestone were subsequently deposited in a marginal marine environment in what was probably a passive plate margin environment. During the late Paleozoic (Hercynian Cycle), the western margin of South America was an active plate margin environment and these sequences were folded, faulted and uplifted. During this time, orogenic gold mineralization formed well inland in Peru’s Puno region and into adjacent Bolivia.

The latest tectonic cycle commenced with the opening of the South Atlantic in the Triassic. From the Permian-Triassic through to the Late Cretaceous, a thick sequence of clastic sedimentary rock was deposited throughout southern Peru in a fluviatile to deep water marine environment. This deposition probably involved at least two basin-forming extensional events, each associated with intrusive and volcanic activity. Two magmatic belts/arcs, one closely following the present coastline and the other well inboard passing through the Cusco and Puno regions, developed in various diachronous pulses throughout the Mesozoic.

The Late Cretaceous - Early Tertiary marked the beginning of a new compressional tectonic cycle (Andean Cycle) that was punctuated by numerous alternating volcanic, magmatic and deformational/uplift events. These were essentially driven by the subduction of the Nazca Plate eastwards under the South America Plate. The geometry and character of these tectonic events was closely linked to variations in the dip of the subducting Nazca Plate and changes in the relative convergence rate and/or azimuth. Discrete compressive episodes can be recognized as the: Peruvian (84-79 million year; “Ma”), Incaic I (59-55 Ma), Incaic II (43-42 Ma), Incaic III (30-27 Ma), Incaic IV (22 Ma), Quechua I (17 Ma), Quechua II (8-7 Ma) Quechua III (5-4 Ma) and the Quechua IV (early Pleistocene).

Effective Date: September 29th, 2017	28

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

Orogeny and uplift resulted in widespread regression and Mesozoic and older sequences were intruded by a batholithic complex associated with important porphyry and skarn copper mineralization along the present southern Peruvian coastline in the Paleocene-Early Eocene. The most important manifestations of this pre-Incaic Orogeny copper belt in southern Peru include the Toquepala, Quellaveco, Cuajone and Cerro Verde porphyries, which are distributed along an important northwest striking regional structural corridor known as the Incapuquio Fault Zone.

Incaic II orogenic activity, commencing in the Mid- to Late Eocene and continuing into the Oligocene, was accompanied by further copper-gold-molybdenum mineralizing systems at localities in Apurimac, Cusco and Puno such as Tintaya-Antapaccay, Las Bambas and Los Chancas. This orogeny also formed broad fold structures with northwest to north-northwest strikes in the earlier sequences.

Deposition of significant volumes of continental volcanic rock commenced in the Oligocene to Lower Miocene with the eruption of the Tacaza Group volcanic rocks. Later pulses of volcanic activity throughout the Neogene deposited numerous lava and pyroclastic sequences. The latest of these include the Barrosso Group, which ranges in age from Miocene-Pliocene to Pliocene. Volcanic in origin, the Cordillera del Barrosso occurs in the Cordillera Occidental between Latitudes 16°51' and 17°37' South. and Longitudes 69°45' and 70°30' West, and trends northwesterly for approximately 110 km. The Neogene events were particularly productive with respect to emplacement of large gold deposits. The Lower Miocene to the Lower Pliocene is the most significant mineralizing period in this part of Peru.

7.2	Regional Geology

The most recent and reliable geological mapping of the region has been executed by the Peruvian Geological Survey (INGEMMET). In 1999, INGEMMET completed 1: 50,000 scale mapping as part of the “Franja 1” program (Figure 7.1). The following descriptions of the geology are based on this work.

The Huilacollo Property is underlain by an Upper Jurassic–Cretaceous volcano-sedimentary sequence that has been intruded by predominantly granodiorite stocks of Upper Cretaceous to Lower Tertiary in age. This sequence is folded and faulted along predominately along northwest-southeast axes. These units are overlain by dacitic to andesitic tuffs and flows of the Tarata and Huilacollo Formations, which are thought to be time equivalents of the Oligocene to early Miocene Tacaza Group by INGEMMET (Martínez and Cervantes, 2003).

The Tacaza Group is preserved as a sequence of lava flows, lahars, ignimbrites and other volcaniclastic units that measures over 1,000 m in thickness. These units crop out in an open north-northwest-striking synclinal belt, measuring approximately 100 km by 20 km in southern Peru. Wilson and García (1962) describe a parallel unconformity with the underlying Paleogene Toquepala Group. No direct contact relationships with the Miocene Moquegua Group are known. The Huilacollo Formation was folded and is unconformably overlain by ignimbrites of the Miocene Huaylillas Formation, a widely distributed sequence of thick ignimbrites dated between 21–18 Ma.

Effective Date: September 29th, 2017	29

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

Figure 7.1. Regional geology of the Huilacollo Property area.

405000
410000
8050000
8045000
N
Cerro
Cerro chillahuanani
Cerro Culiculine
acollo
Cerros Churo
Cerro Cabacollo
C. Andamarca
010019792
Cerro Achacollo
Cerro Agua Milagro
C. Huilacollo
050008810
050000512
010019892
C. LLaullacane
C. Pa
Legend
Huilacollo Project
Bedrock Geology (Miguel and Garate, 2000)
Qauternary Cover
Cenozoic Volc. (Barroso Group)
Cenozoic Volc. Huilacollo Fm
Cretaceous Volc.
Mesozoic-Cenozoic Granitoids
Mesozoic Seds. (Yura Group)
Lower Mesozoic Seds.
Faults
AUYRN RESOURCES INC.
Huilacollo Property, Southern Peru
Property Geology
1:50,000
0 0.5 1 2 km
PSAD 1956 UTM Zone 19S
APEX Geoscience Ltd.
Vancouver, BC
September, 2017

Effective Date: September 29th, 2017	30

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

Following a magmatic hiatus of 12-15 million years, the Huaylillas Formation was overlain by the Middle to Upper Pliocene age Barroso Formation, which consists of flows and tuffs of trachytic and lesser andesitic, composition. Within the Barroso Group there are two magmatic events dated at approximately 6.5 and 2.5 Ma (Pliocene). The youngest volcanic activity is of Pleistocene age and these are manifest as eroded cone-shaped topographic features.

7.3	Property Geology

Portions of the Huilacollo Property have been mapped in detail (Figure 7.2). The Property dominated by the gently folded Huilacollo Formation, overlain by the Barroso Group. Three lithostratigraphic packages can be recognized: the oldest and lowermost is an alternating sequence of volcaniclastics and lavas of andesitic composition, belonging to the upper part of the Huilacollo Formation. A sequence of rhyolitic pyroclastics (lapilli and ash fall tuffs, plus volcanic breccia) discordantly overlies this unit. The youngest and uppermost sequence is dominated by slightly altered dacitic to andesitic lavas. The middle sequence is either part of the Huaylillas Formation or the Lower Barroso Group. The upper sequence is probably part of the Upper Barroso Group

The volcanic sequences are cut by intrusive stocks and dykes. Stocks are syenitic- to monzogranitic in composition and occupy the topographically lower parts of the property. The dykes tend to have a dacitic composition. Quartz-tourmaline and sericite alteration is well developed around the contacts of both types of intrusive. Although there is no conclusive evidence to link them together, it is likely that the syenitic- to monzogranitic intrusive rocks drove the high-sulphidation systems on the property.

Two steep fault systems cut the gently-dipping volcanic sequence, the first strikes northwest and the second strikes northeast. These fault systems probably controlled emplacement of the syenitic- to monzogranitic stocks and the magmatic hydrothermal breccias. Later movements on these faults may have controlled supergene processes and the northeast striking set probably acted as domino-style normal faults that accommodated broadly north-south extension.

Steep breccia chimneys are documented to have cut through the volcanic sequences. These include:

•	Magmatic hydrothermal breccia – clast supported with silicified clasts and matrix; strongly controlled by northeast-southwest and northwest-southeast–striking faults;

•	Phreatomagmatic breccia – chaotically distributed and clast-supported, with a rock flour matrix, and;

•	Tectonic breccia – mainly distributed around the margins of the magmatic hydrothermal breccia and terminating in zones of strong fracturing.

Effective Date: September 29th, 2017	31

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

Figure 7.2. Detailed historic company geological mapping of the Huilacollo Property area.

405000
406000
407000
408000
409000
8049000
8048000
8047000
8046000
8045000
8044000
Andamarca Norte
Cerro Andamarca
010019792
Cerro Huilacollo
050000512
Cerro Colorado
Cerro Soroche
N
Legend
Huilacollo Project
Argillitic Alteration Zones
Bedrock
Andesites
Breccias
Quaternary Cover
Porphyrtic Dacite
Granite
Diorite
Tuff
Faults
AUYRN RESOURCES INC.
Huilacollo Property, Southern Peru
Detailed Geology
(Andamarca & Huilacollo)
1:25,000
0 250 500 1,000
m
PSAD 1956 UTM Zone 19S
APEX Geoscience Ltd.
Vancouver, BC
September, 2017

Effective Date: September 29th, 2017	32

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

7.4	Mineralization

Five areas of interest, possibly representing separate hydrothermal centers, have been defined within the Property: Andamarca Norte, Cerro Andamarca, Cerro Huilacollo, Cerro Colorado and Cerro Soroche. Most of the observations documented here are from detailed mapping work by Alturas, summarized in the report by Priesmeyer (2005).

7.4.1	Cerro Andamarca

To date, most of the historic exploration work, and hence potential for known economic epithermal gold mineralization, occurs in a manto-shaped shallow-dipping breccia around the crest of Cerro Andamarca. The zone can potentially be expanded based on apparent down-faulted extensions to the east, west and north towards Andamarca Norte (Figures 7.2 and 7.3).

Figure 7.3 Cerro Andamarca in the Background, Cerro Huilacollo in the foreground.

At Cerro Andamarca, Oligocene to Miocene-age rhyolitic to dacitic pyroclastics host the epithermal gold mineralization. Alturas’s historical hypothesis suggested that the mineralization is related to a shallow-dipping “manto” of silicified breccia with consistent gold values in the order of 500 ppb Au (0.5 g/t Au) to 1000 ppb Au (1.0 g/t Au) and above.

Effective Date: September 29th, 2017	33

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

The geometric controls on the gold mineralization at Cerro Andamarca is theorized through observations from historic and present-day exploration being conducted by Corisur, and can be summarized as follows:

•	A shallow-dipping sequence of rhyolitic pyroclastics and volcanic breccia represents a primary lithologic control on the low temperature hydrothermal siliceous alteration facies including vuggy silica, granular silica and massive silica.

•	An enclosing envelope of advanced argillic alteration in the footwall also appears to have a shallow-dipping upper boundary broadly that was controlled by lithologic boundaries.

•	High gold grades are closely associated with siliceous alteration, particularly the vuggy silica facies.

•	The surrounding advanced argillic alteration in general hosts very low gold grades of <250 ppb (<0.25 g/t) gold.

•	Steeply dipping zones of breccia, representing hydrothermally modified fault structures, are an important structural control on the emplacement of siliceous alteration, including massive and vuggy silica and may control gold.

Steeply dipping zones of breccia and alteration are commonly tens of metres wide, trend to the northeast and northwest, and comprise phreatic and phreatomagmatic types. The northeast-trending breccia structures appear to exert the strongest control on gold grade based on trends in the trench geochemical sampling, and probably represented dilatant “feeder channels” during the mineralization stage.

Cerro Andamarca drill holes HU-2, HU-3, HU-4, HU-5, and HU-6 intersected several pervasively silicified, locally brecciated zones that were intersected in the middle to lower portions of the holes. They are generally less than one meter thick, and commonly are a few centimetres to tens of centimetres thick. However, they attain thicknesses of up to 6 m (e.g., drillholes HU-4 and HU-5). These pervasively silicified zones were interpreted by Cominco to represent feeder channels for the siliceous alteration exposed on surface and were originally expected to carry good gold values. In hole HU-2 these zones do carry higher gold values, averaging 0.4 g/t to 0.5 g/t Au (with a high of 0.96 g/t Au), versus 0.15 g/t to 0.2 g/t gold in the adjacent intervals.

In addition, the silver values in these zones are also higher, attaining values of 18 to 25 g/t Ag versus 3 to 5 g/t Ag in the argillized tuff above and below the breccia zones. In hole HU-3, gold is locally higher in the pervasively silicified feeder zones (up to 0.6 g/t Au), but overall is <0.2 g/t Au outside of the breccia zone. There is no significant variation in the silver content. In the other drillholes, the pervasively silicified feeder zones average as follows: 0.3 g/t Au in HU-4, 0.02 g/t Au in HU-5, and 0.2 g/t Au in HU-6 (with a one sample as a high of 1.5 g/t Au). Silver values in these three holes show no significant variation in the feeder zones and range from 1 to 4 g/t Ag. The pervasively silicified zones near the bottom of hole HU-3 also have weak fine grained disseminated covellite, which suggests that they are below the gold precipitation level.

Effective Date: September 29th, 2017	34

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

In addition to the breccia zones, the presence of hematite in fractures is also a strong guide to the higher gold grades, having been generated from the supergene oxidation of primary pyrite and covellite mineralization. Remnants of covellite occur within zones protected from fracturing and supergene water penetration, and generally tend to have gold grades in the 100 ppb to 500 ppb Au (0.1 to 0.5 g/t Au) range.

Future exploration will certainly consider these controlling factors on the gold mineralization, particularly in the design of drilling patterns. Previous exploration drilling at Cerro Andamarca and Andamarca Norte in some cases has drilled parallel to the northeast-trending “feeder” structures and in some cases, may have missed them altogether. In other cases, the inclined drilling has probably intersected these structures, but below the oxide zone.

Late faulting appears to have affected the altered zones. Prominent inferred faults juxtaposing different levels of the system along the eastern and western sides of Cerro Andamarca, trending north-south and northwest respectively. These faults are readily recognised by abrupt truncations in the alteration mapping and in the soil geochemistry grid, but they have not been recognised in the field. The precise movement on these faults is also unknown, due to the lack of clear stratigraphic control and poor exposure on the flanks of the hill. In addition, there is a set of northeast-trending normal faults that progressively drop-down blocks to the north of Cerro Andamarca. These faults may account for deeper gold mineralized intercepts in drillholes on the northern flank of Cerro Andamarca.

7.4.2	Andamarca Norte

Geological mapping by Alturas indicates that dacitic tuffs are underlain by locally exposed andesitic flows at Cerro Andamarca. At the currently exposed levels, argillization is the predominant type of alteration, with silicification being in general more localized and less intense than at Cerro Andamarca to the south. This decrease in the degree of silicification also resulted in lower gold values in both soil and channel geochemical sampling (Figure 7.4)

Effective Date: September 29th, 2017	35

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

Figure 7.4. Andamarca Norte to the northwest of Cerro Andamarca

Soil sampling at Andamarca Norte returned values from 100 to 650 ppb Au. Most of the anomalous samples are in two parallel northeast-trending corridors on the northern part of the area. These corridors possibly coincide with faulted blocks of siliceous alteration, bounded or controlled by the northeast-trending fault sets that are very clearly expressed at nearby Cerro Andamarca.

In the northwest part of the prospect an 85 m by 75 m zone of strongly silicified-weakly argillized and locally brecciated tuffs is exposed. Of 47 channel samples collected from bedrock: 2 samples returned values above 1,000 ppb Au (1.0 g/t Au), 6 samples were in the 0.4 g/t to 0.85 g/t gold range and 39 samples reported under 0.4 g/t Au. These gold values, although anomalous, are significantly lower than those at Cerro Andamarca.

7.4.3	Cerro Huilacollo

Cerro Huilacollo lies south of Cerro Andamarca, on the same north-northwest trending alteration and structural zone. In has been interpreted as the roots of a hydrothermal system, with dominantly quartz- alunite (advanced argillic) alteration in structures surrounded by quartz-kaolin (argillic) alteration (Figure 7.5).

Effective Date: September 29th, 2017	36

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

Soil geochemistry sampling indicated weak lead and silver anomalism, but insignificant gold anomalism. Balaclava apparently executed some trenching on Cerro Huilacollo, but the results are not available.

Figure 7.5. Cerro Huilacollo in foreground and Cerro Colorado in the background

7.4.4	Cerro Colorado

Cerro Colorado is an area of largely argillic alteration, which generates a strong colour anomaly. Soil geochemical sampling indicates only weak lead and silver anomalies and no follow-up work has apparently been deemed necessary by previous companies working in the area.

7.4.5	Cerro Soroche

In the Cerro Soroche area the host andesites are moderately to strongly argillized, with associated disseminated pyrite and polymetallic veins. Balaclava observed that a vein system cuts the andesites, and describes them as quartz veins (up to 1.7 m in width) that trend to the northeast and west-northwest for hundreds of metres. There are about a dozen workings on the quartz veins, which were mapped and sampled by Cominco in 1995. Minor galena and sphalerite, and locally abundant pyrite are observed in the workings. In general, the veins near the top of Cerro Soroche have more galena, while those near the Piscullani creek (200 m below) have more sphalerite. Most of the gold values from the veins are <50 ppb Au (0.05 g/t Au), with a spot high value of 1.1 g/t au. Silver averaged 65 g/t Ag from ten samples collected from the workings, with a high value of 283 g/t Ag.

Effective Date: September 29th, 2017	37

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

The soil geochemical sampling largely returned values below detection limit, with only two values of 50 ppb Au and 153 ppb Au. Weakly anomalous silver and lead values in the soil samples clearly reflect the mineralogy of the vein systems.

8	Deposit Types

Huilacollo is a high-sulphidation epithermal gold prospect. Epithermal gold deposits form in the shallow parts of magma-related hydrothermal systems. They are generally associated with volcanism and intrusions of calc-alkaline magmas, commonly in sub-aerial volcanic arcs. There are two end-member styles of epithermal mineral deposits: low-sulphidation and high-sulphidation (Figure 8.1). The two types are distinguished based on the form of the deposit, ore and gangue mineralogy, alteration style and mineralogy, geochemical association and the chemistry of the fluids from which they are formed (Cook and Simmons, 2000; Sillitoe, 1999; White and Hedenquist, 1995).

High-sulphidation epithermal systems and their leached host rock are associated with acidic fluids generated in the magmatic-hydrothermal environment adjacent to active volcanoes. They are characterized by zoned alteration formed because of the progressive cooling and neutralization of the hot acidic fluids by reaction with the host rocks and ground waters. At the core of high- sulphidation ore systems, hot acidic fluids leach the host rocks leaving behind primarily intensely altered rocks with residual silica or vuggy silica. Finely ground rock material/breccia is typically replaced by massive silica, while porphyritic intrusion fragments display the characteristic vuggy texture. Vuggy silica also provides important secondary permeability for accumulation of late mineralizing fluids.

Sulphide mineralization is generally introduced along feeder structures or breccia pipes after alteration of the central portion of the altered zones. Sulphide assemblages are dominated by pyrite and enargite (including its low temperature polymorph luzonite), with lesser covellite (typically at deeper levels) and locally developed, and generally peripheral, tennantite-tetrahedrite.

Most high-sulphidation systems are characterized by primary gold grades in the 1 to 3.5 g/t Au range, but some display remarkably higher gold grades attributed to fluid evolution and improved mechanisms of mineral deposition, mostly associated with the mixing of the gold -rich fluids with oxidizing acid sulphate waters. Vertical metal zonation is manifested with higher amounts of gold or gold and silver along with mercury, tellurium and antimony in the upper portions of the system, and higher copper contents at deeper levels.

Supergene alteration is an extremely important process in these deposits because it results in the liberation of the gold from host sulphides resulting in oxidized material that commonly does not require crushing and can be processed by low-cost heap leaching. Acidic groundwater produced from the oxidation of the abundant pyrite present in the systems commonly creates deep supergene profiles above the hypogene mineralization.

Effective Date: September 29th, 2017	38

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

At Huilacollo, abundant high-sulphidation alteration confirms the affinity of the system with other deposits of this style in Peru and Chile (El Indio and La Coipa in Chile and Yanacocha and Pierina in Peru). The gold potential of the Huilacollo Property is established by the gold grades obtained from surface sampling and drilling. However, it should be noted that mineralization on these or any other properties in this class of deposit are not necessarily indicative of the mineralization on the Huilacollo Property.

Figure 8.1. Conceptual relationships between high-sulphidation precious metal systems, low sulphidation systems and porphyry systems. From Hedenquist et al. (1996).

Effective Date: September 29th, 2017	39

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

9	Exploration

Corisur initially acquired options for the Huilacollo gold project in June 2016, and since then the Company has been active at their Peruvian Portfolio, which in addition to Huilacollo, also includes the: Baños del Indio, Sombrero and Curibaya gold projects (Auryn Resources Inc., 2016 a,b,c,d; 2017 a,b,c,d).

9.1	Corisur Surface Exploration 2016 and Early 2017

With respect to the Huilacollo project, Corisur initiated an October 2016 exploration program that involved high resolution surface bedrock mapping, surface and trench geochemical sampling across the entire land package to delineate drill-ready targets (Auryn Resources Inc., 2016d). This initial exploration work has been focused on the southern half of the property. The purpose of the surface geochemical work was to develop geochemical signatures over historically-derived geophysical anomalies, which are characterized by resistivity highs and chargeability lows that have the potential to host oxide gold mineralization (see Section 6, History)

In January 2017, Auryn announced that the Company defined two new gold-in-talus fines anomalies in the southern half of the project area (Figure 9.1). These anomalies are 1,300 m x 250 m and 550 m x 150 m, and are independent of existing known mineralization located in the northern portion of the project (i.e., Cerro Andamarca and Andamarca Norte; Auryn Resources Inc., 2017a). In addition, 25 rock chip samples were collected from outcrops that demonstrated epithermal textures and gold results from 23 of these samples are represented in Figure 9.1.

The newly defined gold in talus fines anomalies in the southern half of the project are further characterized by strong silver, antimony (Sb) and arsenic (As) trace element association that is very typical of productive high sulphidation gold oxide deposits globally (Figure 9.2). The historical geochemical survey from Cominco in the northern half of the project area did not analyze for trace-elements, however, gold in the mineralized system defined by historical drilling shows a strong association with these same trace elements demonstrating the prospective nature of the newly defined gold anomalies.

In 2016 and early 2017, Corisur also dug and sampled 6 trenches within the area of the new soil anomalies collecting 1,291 rock samples (Figure 9.3). The analytical results from these samples yielded up to 848 ppb Au with 9 samples having >500 ppb Au and 35 samples having between 200-500 ppb Au Figure (9.3).

In September 2017, Auryn announced the commencement of further exploration work at the Huilacollo project that consisted of an extensive multi-element geochemical soil/talus fines survey and trenching program across the northern half of the project near the Cerro Andamarca and Andamarca Norte zones (Auryn Resources Inc., 2017d).

Effective Date: September 29th, 2017	40

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

Figure 9.1. Auryn’s gold-in-talus fines and gold-in-outcrop geochemical results for the southern portion of the Huilacollo Property.

406000
408000
410000
8048000
8046000
8044000
4500 m
4607
N

Legend

Gold in talus fines (ppb)	Gold in outcrop (ppm)
<5	<0.1
5.1 - 10	0.1 - 0.5
11 - 20	0.5 - 1.0
21 - 50	>1.0
>50	

Auryn Concessions

Gold-in-talus-fines anomaly

AURYN RESOURCES INC.

Huilacollo Property, Tacna Province, southern Peru

Gold in Talus Fines

0 1:30,000 1 km

PSAD 1956 UTM Zone 19S

APEX Geoscience Ltd.

Edmonton, AB September, 2017

Effective Date: September 29th, 2017	41

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

Figure 9.2. Comparison of gold-silver anomalies versus pathfinder arsenic-antimony newly discovered regional soil anomalies resulting from the 2016 soil sampling by Corisur in the southern portion of the Huilacollo Property.

Au
500 m
Ag
500 m
Inset
1 km
As
500 m
Sb
500 m
Legend
Soil Au
200 ppb
40 ppb
Soil Ag
30,000 ppb
10,000 ppb
Soil As
2,000,000 ppb
200,000 ppb
Soil Sb
200,000 ppb
10,000ppb

Effective Date: September 29th, 2017	42

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

Figure 9.3. Corisur’s gold results of trench sampling program in the southern portion of the Huilacollo Property.

408000
409000
8047000
8046000
N
HUI-01
HUI-11-b
HUI-11-a
HUI-02
HUI-07
HUI-03
4437
HUI-04

Legend

Gold (ppb)

- <50
- 51-100
- 101 - 200
- 201 - 500
- >500

- Auryn Concessions
- Gold-in-talus-fines anomaly

AURYN RESOURCES INC.

Huilacollo Property, Tacna Province, southern Peru

Gold in Trenches

0 1:15,000 0.5 km

PSAD 1956 UTM Zone 19S
APEX Geoscience Ltd.

Edmonton, AB September, 2017

Effective Date: September 29th, 2017	43

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

In addition, the Company announced that it had submitted drill permit applications with the objective of drilling up to 20 drillholes (Auryn Resources Inc., 2017d). The drill plan is designed to target resistivity highs and chargeability lows coincident with surface rock, trench and soil geochemical anomalies in the Cerro Andamarca and Andamarca Norte zones.

9.2	Principal Component Analysis (PCA) of Talus Fines Geochemistry

9.2.1	Background Information

Principle component analysis (PCA) is a tool commonly used for exploratory data analysis (EDA) as a means to better understand the variability of a multivariate system. Applying PCA to a dataset with K number of variables produces K number of principle components (PC), each a linearly weighted combination of the input variables at each observation. What makes PCA a powerful EDA tool is its ability to produce PC’s in a way that each subsequent PC explains less of the multivariate systems variance. Simply put, the first PC is the combination of input variables that explains the most variance, the second PC explains the second most variance and so on.

The possible geological meaning of each PC can be evaluated by: (1) by evaluating the weights (loadings) used to calculate each PC, illustrating the relative importance of each input variable on the resulting PC; (2) spatially comparing geological features with each of the PC’s in a 2-D or 3-D environment; and (3) evaluating the distribution of each PC relative to a categorical variable (e.g., lithology, alteration, etc.). As an example, PCA applied to a 42-element ICP analysis produces 42 PC’s. For each of the PC’s, the elements with positive loadings relate to a relative enrichment and elements with negative loadings relate to a relative depletion. If comparing the PC spatially to geological features, high or low PC values may spatially relate to a specific feature.

9.2.2	Introduction

APEX applied PCA to Corisur’s available 2016-2017 talus fines geochemical data that contains 1,259 samples. A total of 49 elements in the database were used; elements boron (B), and tantalum (Ta) were removed as ≥94% of samples are below detection limit. The input data are normal score transformed prior to completing PCA to ensure all the elements units were removed and to aid in managing outliers. The loadings of the first 25 PC’s are illustrated in Figure 9.4, showing that PC1 and PC2 are the only PC’s with notable correlation with Au. Additional PC’s demonstrate an association with lithological and alteration geochemical signatures.

Table 9.1. Elements used in Huilacollo Property PCA.

Au	Ag	Al	As	Ba	Be	Bi	Ca	Cd	Ce
Co	Cr	Cs	Cu	Fe	Ga	Ge	Hf	Hg	In
K	La	Li	Mg	Mn	Mo	Na	Nb	Ni	P
Pb	Rb	Re	S	Sb	Sc	Se	Sn	Sr	Te
Th	Ti	Tl	U	V	W	Y	Zn	Zr

Effective Date: September 29th, 2017	44

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

Figure 9.4. Loadings of the first 25 PC’s

Effective Date: September 29th, 2017	45

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

9.2.3	PCA Results

High PC1 values appear to moderately correlate with Au and are enriched in a variety of unusual elements found in epithermal systems (i.e., Se, Bi, Te, Sb, and Hg). Moreover, high PC1 values correlate with epithermal trace elements As and Sb. Plotting high PC1 values show a strong spatial correlation with a Se and Bi enriched zone, indicating their strong influence. The presence of Se is indicative of selenides that are commonly more indicative of low sulphidation epithermal systems, perhaps differentiating the zone from a high sulphidation system. Therefore, it is likely that high PC1 values potentially represent the geochemical signature of a low sulphidation epithermal alteration system. Low PC1 correlate values with many lithophile elements (i.e., Li, be, Y, Al, Mg, Mn, Ca, ect.) indicating that they represent lithological units.

Figure 9.5. Loadings of each input element for PC1.

High PC2 values also appear to strongly correlate with Au and are enriched in a variety of characteristic elements found in epithermal systems (i.e., Ag, Hg, Te, Se, Cu, Fe, Pb, and Zn). Moreover, high PC2 values correlate with epithermal trace elements As and Sb). Plotting high PC2 values show a strong spatial correlation with high Au assays within the talus fines, indicating high PC2 values association with Au mineralization. There is a weak correlation with K that may indicate the presence of alunite; however, it would be expected that there would be a correlation with Al as well, that is not observed. This may be explained by Al being masked by the surrounding extrusive rocks, limiting its association with K. Compared to high PC1 values, there is a moderate correlation to Cu, an important component of high sulphidation systems. Therefore, it is likely that high PC2 values represent the geochemical signature of gold in association with a high sulphidation system.

Figure 9.6. Loadings of each input element for PC2.

High PC1 and PC2 values have been calculated and applied to all of Corisur’s talus fines samples and are show in Figures 6.7 and 6.8 below. High PC2 values correspond very well with the traditional gold in talus fines anomalies defined by Corisur. High PC1 values correspond well with increased chargeability which is perhaps indicative of an association with argillic alteration and low sulphidation alteration.

Effective Date: September 29th, 2017	46

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

Figure 9.7. Distribution of PC1 anomalies over IP chargeability for the Southern Portion of the Huilacollo Property.

406000
408000
410000
8048000
8046000
8044000
N
27.33
24.80
22.27
19.73
1,000

Legend

PC1

- -7.90 - -3.34
- -3.35 - 0.68
- -0.69 - 2.21
- 2.22 - 5.62
- 5.63 - 12.3

- PC1 Countour
- 2016 Trench Samples
- Gold-in-talus-fines anomaly
- Auryn Concessions

AURYN RESOURCES INC.

Huilacollo Property, Tacna Province, southern Peru

PC 1 Analysis

0 1:30,000 1 km

PSAD 1956 UTM Zone 19S

APEX Geoscience Ltd.

Edmonton, AB September, 2017

Effective Date: September 29th, 2017	47

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

Figure 9.8. Distribution of PC2 anomalies over IP chargeability for the Southern Portion of the Huilacollo Property.

406000
408000
410000
8048000
8046000
8044000
N
1,000

Legend

PC2

- -13.0 - -4.00
- -4.01 - 1.25
- -1.26 - 0.75
- 0.76 - 3.14
- 3.15 - 8.14

- PC2 Countour
- 2016 Trench Samples
- Gold-in-talus-fines anomaly
- Auryn Concessions

AURYN RESOURCES INC.

Huilacollo Property, Tacna Province, southern Peru

PC 2 Analysis

0 1:30,000 1 km

PSAD 1956 UTM Zone 19S

APEX Geoscience Ltd.

Edmonton, AB September, 2017

Effective Date: September 29th, 2017	48

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

10	Drilling

Corisur has yet to drill at the Huilacollo Property. The Company has submitted the required drill permit applications for a 2017 drill program. Once approved, the drill permit will allow for up to 20 drill pads.

11	Sample Preparation, Analyses and Security

11.1	Sample Preparation and Analyses: Soil (Fine Talus) Samples

In 2016, Corisur collected 1,259 soil (or fine talus) samples over an area of 3 km by 4 km on the south portion of the Huilacollo Property. The sampling program was conducted in an area where no historical or reliable surficial geochemical sampling has occurred. A total area of 1,160 ha was sampled with 100 m spacing between each sample.

The soil sampling protocol is as follows:

1.	Record the location (UTM coordinates) of the outcrop/trench into fulcrum on the handheld device.

2.	Clean the sampling area using a pick and/or shovel.

3.	Identify the horizon with clay content. (50 cm depth on average)

4.	Sieve mesh using ¼" mesh to reduce the overall size fraction and then sample the below 30-mesh fraction. This procedure must be performed until a 1 kg sample is obtained.

5.	Label the bag with the appropriate code.

6.	Pour the material into the bag.

7.	Verify that the sample site is reclaimed to its original state.

8.	Record sampling information into Fulcrum on the handheld device and take a photo of the sample site.

9.	For duplicates a new sample is taken at the same point. This sample must comply with the characteristics of the original sample: criteria of collection, weight, etc. This sample will be different to the original code, usually used the following code.

10.	If there is no suitable material in a sampling point and there is an outcrop, a rock sample should be collected. Sampling stations can move maximum 10 m if necessary.

Effective Date: September 29th, 2017	49

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

10.	No sampler can wear rings, bracelets or chains at the time of collecting the sample.

11.2	Sample Preparation and Analyses: Outcrop and Trench Samples

In 2016, 25 rock chip samples were collected across the south portion of the Huilacollo property. Samples were taken from outcrop in selected areas that demonstrated epithermal textures.

In 2016 a total of 1,291 samples in 1 m intervals were collected along 6 trenches in the south portion of the Huilacollo property. Any sampling gaps in the length of the trenches that occur are due to deep talus where bedrock could not be reached.

The outcrop and trench sampling protocol is as follows:

2.	Define the objective and record the location of the outcrop/trench. (UTM coordinates). Trenches: Identify the initial and final point of the trench (GPS Navigator).

3.	Start the excavation proceeding to segregate the material. Trench material should be removed in such a way that reclamation of the trench models the original appearance of the topography.

4.	Dig until you find the "bedrock". The width of the trench should be between 50 cm to 80 cm depending on the depth to bedrock. Divide the trench with intervals of 1 m and mark it with the spray paint. Use a brush to clean the trench and remove the contaminated material.

5.	Proceed to collect the sample, making a straight line in the center of the trench and sampling on both sides to obtain a representative sample.

6.	Label the sample bag and insert the sampled material. The minimum sample weight is 1.5 kg; maximum is 2 Kg.

7.	Record sampling information into Fulcrum on the handheld device and take a photo of the sample site.

8.	Reclaim the trench/sampling site and take photos of the reclaimed area.

11.3	Analytical Methodology

The bagged samples were shipped to ALS Lab in Lima, Peru where all samples were submitted for analytical work. ALS laboratory is accredited in accordance with the recognized International Standard ISO/IEC 17025:2005. The preparation and analysis protocol for the trench rock samples is as follows:

1.	PREP 33D: Crush to 90% less than 2mm, riffle split off 1kg, pulverize split to better than 95% passing 106 microns.

Effective Date: September 29th, 2017	50

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

2.	Au AA26: The atomic absorption spectroscopy method uses 50 g of prepared sample. The sample melts with a mixture of lead oxide, carbonate, borax, sodium, silica and other reagents as needed and with 6 mg of silver not gold and is then cooked to produce a grain of precious metal. Then add 0.5 ml of concentrated hydrochloric acid and the grain is digested in a microwave on low power. The solution cools and is diluted to a total volume of 10 ml with demineralized water and is analyzed by atomic absorption spectroscopy.

3.	ME-MS41: Trace element analysis by digestion with aqua regia (GEO-AR01) followed by atomic emission Spectroscopy (ICP-AES) and mass spectrometry (ICP-MS). A sample of 0.50 g is digested with aqua regia. After cooling the solution is diluted with deionized water, mixes and is analyzed by mass spectrometry and inductively coupled plasma. The results are reviewed when there are high concentrations of bismuth, mercury and molybdenum disturbance that can cause.

The rock outcrop samples were analyzed using Au-ICP21 fire assay, which has a lower detection limit than the Au-AA26 method. The initial 147 trench samples were also analyzed for gold using the Au-ICP21 method. Trace elements were analysed using ME-MS41, described above.

•	Au-ICP21: The inductively coupled plasma- atomic emission spectrometry method uses 30 g of prepared sample. The sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents as required, inquarted with 6 mg of gold-free silver and then cupelled to yield a precious metal bead. Then digested in 0.5 mL dilute nitric acid in a microwave. 0.5 mL concentrated hydrochloric acid is then added and the bead is further digested in the microwave at a lower power setting. The digested solution is cooled, diluted to a total volume of 4 mL with de-mineralized water, and analyzed by inductively coupled plasma atomic emission spectrometry against matrix-matched standards.

The soil survey samples were analyzed using Au-TL44 aqua regia digestion with ICP-MS finish method for gold and trace elements, no fire assay methods were used for gold analyses. Aqua regia dissolves native gold as well as gold bound in sulphide minerals; however, depending on the composition of the soil, gold determined by this method may or may not match recovery from fire assay methods.

•	Au-TL44: A finely pulverised sample (25 – 50 g) is digested in a mixture of 3 parts hydrochloric acid and 1 part nitric acid (aqua regia). This acid mixture generates nascent chlorine and nitrosyl chloride, which will dissolve free gold and gold compounds such as calaverite, AuTe2. The dissolved gold is complexed and extracted with Kerosene/DBS and determined by graphite furnace AAS. Alternatively gold is determined by ICPMS directly from the digestion liquor. This method allows for the simple and economical addition of extra elements by running the digestion liquor through the ICPAES or ICPMS. Note: Samples high in sulphide or carbon content may lead to low gold recoveries unless they are roasted prior to digestion.

Note: Samples high in sulphide or carbon content may lead to low gold recoveries unless they are roasted prior to digestion.

Effective Date: September 29th, 2017	51

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

12	Data Verification

This Technical Report was prepared by Michael B. Dufresne, M.Sc., P. Geol., and Bahram Bahrami, B.Sc., P. Geo., both independent consulting geologists with APEX Geoscience Ltd. (APEX) of Edmonton, Alberta and Vancouver, British Columbia, respectively. The report discusses results of exploration work completed by Corisur on behalf of Auryn since acquiring the Huilacollo Property in 2016.

12.1	Non-Analytical Data Verification

In the opinion of the authors of this report, industry standard procedures have been used that are acceptable for insuring the accuracy of all non-analytical data pertaining to exploration work that has been conducted of the property since 2016.

12.2	Analytical Data Verification

In the opinion of the authors of this report, industry standard procedures have been used that are acceptable for insuring the accuracy of all analytical data pertaining to exploration work that has been conducted of the property since 2016. The trench, rock and soil samples were analysed at ALS laboratories in Lima, Peru. Digital PDF assay certificates along with data files for each work order were distributed to Corisur.

12.3	Quality Assurance and Quality Control

Quality assurance (QA) provides evidence to demonstrate that the assay data has precision and accuracy within generally accepted limits for the sampling and analytical method(s) used to have confidence in a resource estimate. Quality control (QC) consists of procedures used to ensure that an adequate level of quality is maintained in the process of collecting, preparing, and assaying the exploration drilling samples.

In general, QA/QC programs are designed to prevent or detect contamination and allow assaying (analytical), precision (repeatability) and accuracy to be quantified. In addition, a QA/QC program can disclose the overall sampling-assaying variability of the sampling method itself.

The primary focus of the Huilacollo Project QA/QC program is the analysis of the trenching samples, though similar QA/QC were also applied to the soils sampling and basic QA/QC to the rock analysis. A more rigorous program was applied to the trenching sampling due to its potential use in subsequent quantitative analyses (i.e., resource estimation).

Effective Date: September 29th, 2017	52

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

The following QA/QC protocol was adopted:

•	Field Duplicates: 1 duplicate every 20 samples. See Figures 12.1 and 12.2.

•	Blanks: 1 blank was inserted for every 50 samples. A coarse blank was used during the trenching QA/QC. No blank was used for the soil sampling, instead low gold standard OREAS 25a was used.

•	Certified Reference Standards: 1 standard every 50 samples.

o	List of standards for soils:

OREAS 25a (<2 ppb Au)

OREAS 45d (23 ppb Au)

OREAS 45e (53 ppb Au)

o	List of standards for Rock Samples:

OREAS 502b (0.494 ppm Au), see Figure 12.3

OREAS 504b (1.61 ppm Au)

•	For samples, standards or blanks, enter the code in the system, label the bag with the respective code, insert code tag and close. The material for these samples are inserted at camp before shipment to ALS.

Figure 12.1. Bivariate plot of original soil sample assays versus field duplicate assays (n=69 assays).

Effective Date: September 29th, 2017	53

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

Figure 12.2. Bivariate plot of original trench sample assays versus field duplicate assays (n=59 assays).

Figure 12.3. Time plot comparisons for Standard Reference Material OREAS 502b used for the trenching analysis.

Effective Date: September 29th, 2017	54

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

12.4	Qualified Person Site Inspection

The senior author of this Technical Report, Mr. Dufresne, completed a site inspection of the Huilacollo Property on September 7th and 8th, 2017. The site visit included a tour of the property, which included: 1) observing outcrop, trenches and drillhole collars at Cerro Andamarca along with outcrop and historic pits at Cerro Colorado; and 2) Review and sampling of core material from historic drillholes completed by Alturas in 2007.

Mr. Dufresne confirmed that the bedrock geology at the Huilacollo Property is underlain by intensely altered volcanic rocks, which are locally vuggy and brecciated in the form of silica-flooded breccias. Pervasive alteration in the form of silica and clay alteration, including variable amounts of accompanying hematization, is widespread across the property and the various target areas. The alteration is clearly visible in photos taken during the site inspection (Figures 12.4 A and 12.4 B)

Mr. Dufresne collected a total of nine samples, six from outcrop on the property and three duplicate archive core samples (Table 12.1). The outcrop samples were collected from the Cerro Andamarca (MD101 to MD104) and Cerro Colorado (MD105 and MD106) alteration zones. The duplicate core samples were collected from clearly identified archive core boxes. The core was effectively composite sampled due to the very rubbly nature of the 2007 core. The samples were collected to match the intervals of three original core samples, 1411, 1412 and 1413 in drillhole AM-01.

The samples were collected, bagged, sealed and sent to ALS Peru S.A. (ALS) in Lima, Peru by the senior author. At the independent laboratory, the samples were subjected to ALS’ standard sample preparation and analytical practices. The samples were assayed for gold by 30 g fire assay with an atomic absorption spectrometer (AAS) to finish and for 33 element geochemistry by four acid digestion followed by Inductively coupled plasma (ICP) atomic emission spectroscopy (AES). The specific ALS laboratory codes include: Prep-31 (crush, split, pulverize); Au-AA23 (Au 30 g FA-AAS); and ME-ICP61 (ICP-AES).

The duplicate core samples 1411D, 1412D and 1413D in general replicated the original assays with an average positive difference of 0.197 g/t Au over 6 m versus the average grade of 3.167 g/t Au over 6 m yielding a difference of 6.2% (Table 12.1). The authors consider this difference well within acceptable error.

The four rock samples collected by Mr. Dufresne from Andamarca yielded assays in line with nearby historic trench samples collected by prior operators. Samples MD101 and MD103 were collected from an area that prior trenching sampling and assays indicated was an area with >1.0 g/t Au. The samples yielded 2.64 and 1.56 g/t Au respectively. Samples MD 102 and MD104 were collected from an area that historic trench sampling identified as yielding between 0.5 and 1.0 g/t Au. The samples yielded 0.65 and 0.53 g/t Au, respectively (Figure 12.5 and Table 12.1).

The author’s rock sampling indicates that significant silver accompanies the higher grades of gold along with anomalous arsenic, lead and antimony. Hand held XRF used on a number of the 2007 core samples, identified a similar pattern of anomalous geochemistry with the addition of mercury.

Effective Date: September 29th, 2017	55

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

In addition to the Huilacollo Property samples, Mr. Dufresne observed several drill collars, and a comparison between their field locations and historic company drill reports is presented as Table 12.2. The comparison shows that, in general, the drill collars locations obtained by the Mr. Dufresne were on average about 15 +/- 3 m southeast of where the database shows their locations to be. The shift looks systematic but is considered fairly minor.

Figure 12.4. Selected photos taken during the site inspection to the Huilacollo Property.

A) Archived broken core sample 1412 from historic Alturas Mineral S.A. drillhole AM-01.

B) Composite sample MD103 of hematitic siliceous vuggy and brecciated volcanic rock in Trench.

Effective Date: September 29th, 2017	56

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

Table 12.1. Summary of samples and selected analytical results collected during the site inspection.

Sample ID	Alteration Zone	Sample media	Description	Width (m)	Au (ppm)	Ag (ppm)	As (ppm)	Sb (ppm)	Pb (ppm)	2007 Au (ppm)
AM-01 1411D	Cerro Andamarca	Core Duplicate	Bleached siliceous, vuggy volcanic rock (breccia to agglomerate)	2.0	2.67	12.2	21	31	32	2.70
AM-01 1412D	Cerro Andamarca	Core Duplicate	Bleached siliceous, vuggy volcanic rock (breccia to agglomerate)	2.0	3.07	13.5	28	29	26	3.20
AM-01 1413D	Cerro Andamarca	Core Duplicate	Bleached siliceous, vuggy volcanic rock (breccia to agglomerate)	2.0	3.76	20.8	30	52	23	4.19
MD101	Cerro Andamarca	Composite Chip Road Cut	Siliceous, altered volcanic rock	5.0	2.64	13.8	35	59	12	-
MD102	Cerro Andamarca	Composite Grab Talus	Hematitic and vuggy siliceous breccia in volcanic rock	-	0.648	9.7	18	31	28	-
MD103	Cerro Andamarca	Composite Grab Trench Talus	Hematitic and vuggy siliceous breccia in volcanic rock	-	1.56	11.2	29	24	33	-
MD104	Cerro Andamarca	Composite Grab Trench Talus	Grey siliceous breccia volcanic rock with moderate pyrite (5-10%)	-	0.533	4.3	43	<5	42	-
MD105	Cerro Colorado	Composite Grab Pit Talus	Altered hematitic quartz-sericite volcanic rock	-	0.03	0.5	13	<5	204	-
MD106	Cerro Colorado	Composite Grab Pit Talus	Altered pyroclastic or agglomerate with metallic minerals	-	0.057	1.3	269	22	1310	-

Table 12.2. Comparison of selected collar locations observed during the site inspection with historically reported locations.

	Field observation		Historic reported location
Collar ID	Easting (UTM, Z19, PSAD 1956)	Northing (UTM, Z19, PSAD 1956)	Easting (UTM, Z19, PSAD 1956)	Northing (UTM, Z19, PSAD 1956)	Variation (x)	Variation (y)
AM01	406594	8048855	406581	8048868	13	13
AM02	406610	8048829	406599	8048843	11	14
AM04	406593	8048856	406581	8048868	12	12
AM05	406613	8048883	406606	8048896	7	13
AM06	406586	8048928	406581	8048942	5	14
AM07	406586	8048928	406580	8048943	6	15
AM08	406636	8048852	406630	8048866	6	14
AM10	406593	8048849	406585	8048862	8	13
AM11	406614	8048881	406607	8048895	7	14
AM14	406583	8049017	406577	8049032	6	15
AM16	406623	8048915	406616	8048928	7	13

Effective Date: September 29th, 2017	57

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

Figure 12.5. 2017 Property Visit Rock Samples.

407000
408000
8049000
8048000
8047000
8046000
MD104: 0.533g/t Au
MD102: 0.648g/t Au
MD101: 2.64g/t Au over 5 m
(Rock Chip Sample)
MD103: 1.56g/t Au
Cerro Andamarca
Cerro Huilacollo
MD106: 0.057g/t Au
MD105: 0.03g/t Au
Cerro Colorado
N
Legend
Property Visit Rock Samples (2017)
Huilacollo Project
Argilitic Alteration Zones
Bedrock
Andesites
Breccias
Quaternary Cover
Porphyrtic Dacite
Granite
Diorite
Tuff
AUYRN RESOURCES INC.
Huilacollo Property, Southern Peru
2017 Property Visit
Rock Sample Results
1:15,000
0 100 200 400
m
PSAD 1956 UTM Zone 19S
APEX Geoscience Ltd.
Vancouver, BC
October, 2017

Effective Date: September 29th, 2017	58

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

13	Mineral Processing and Metallurgical Testing

Priesmeyer (2005) reports that a cyanidation test was performed in May 1999 on a 175 kg bulk sample of mineralized surface material from Cerro Andamarca. The test work was conducted by C.H. Plenge & Compañía S.A. (CHP), a well regarded laboratory in Lima. The sample was provided by Victor Cayetano, Project Director for Alturas at the time, and was taken to be representative of mineralization at Cerro Andamarca, even though no location was provided.

A column leach test was conducted with 100 kg of the material for 31 days by CHP. The samples was ground to 100% < 1 inch (Priesmeyer, 2005). The results after 31 days of leaching were 75.9% extraction for gold and 12.6% extraction for silver (Table 13.1). CHP concluded that gold and silver were leachable for material <1 inch, however, Priesmeyer (2005) cautioned that the head grade for the column leach test was significantly higher in grade than might be expected from a mining scenario that encompasses the entire deposit.

Table 13.1. Results from metallurgical test work conducted by C.H. Plenge & Compañía S.A.

	Au (g/t)	Ag (g/t)
Head grade	2.282	18.71
Residue	0.550	16.36
Extraction %	75.9	12.6

Alturas conducted additional metallurgical work in 2007 with five samples submitted for bottle roll cyanide leach tests performed at CHP. The bottle roll leach tests were conducted over 96 hours with a range of cyanide concentrations yielding recoveries ranging from 70.1 up to 88.8% for gold and 14.3 up to 48.2% for silver. Gold and silver recoveries averaged 76.2 and 27.5%, respectively, for a cyanide solution of 0.1 g/l (Table 13.1), and 83.7 and 47.5% (Table 13.3), respectively, for a cyanide solution of 0.5 g/l (Plenge, 2007). The average head grade of the five samples was 0.86 g/t Au and 7.9 or 8.0 g/t Ag (Tables 13.2 and 13.3).

Table 13.2. Bottle roll cyanide leach test extraction results with a 0.1 g/l CN solution after 96 hours.

Sample	Head Grade g/t		Residual Grade g/t		Extraction %		Consumables: kg/t
	Ag	Au	Ag	Au	Ag	Au	NaCN	CaO
GMET 01	7.3	0.77	5.0	0.162	31.3	79.0	0.12	1.8
GMET 02	12.9	1.58	9.2	0.323	28.4	79.6	0.18	1.5
GMET 03	3.6	0.24	2.8	0.072	22.8	70.1	0.22	1.8
GMET 04	22.8	2.87	18.0	0.594	20.9	79.3	0.31	1.9
GMET 05	8.9	0.76	7.6	0.119	14.3	84.4	0.30	2.8
Average	7.9	0.86	5.7	0.186	27.5	76.2	0.20	1.7

Effective Date: September 29th, 2017	59

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

Table 13.3. Bottle roll cyanide leach test extraction results with a 0.5 g/l CN solution after 96 hours.

Sample	Head Grade g/t		Residual Grade g/t		Extraction %		Consumables: kg/t
	Ag	Au	Ag	Au	Ag	Au	NaCN	CaO
GMET 01	7.3	0.77	3.8	0.090	48.2	88.4	0.6	1.6
GMET 02	12.7	1.54	6.8	0.238	46.6	84.6	0.5	1.3
GMET 03	3.8	0.26	2.0	0.057	47.7	78.1	0.5	1.6
GMET 04	23.0	2.90	13.2	0.486	42.6	83.3	0.5	1.5
GMET 05	8.7	0.81	6.0	0.091	31.3	88.8	0.7	2.1
Average	8.09	0.86	4.2	0.128	427.5	83.7	0.6	1.5

14	Mineral Resource Estimate

There is no current mineral resource or mineral reserve estimate for the Property.

15	Adjacent Properties

The most significant nearby property of interest is the Pucamarca Gold-Silver Mine owned by Minsur S.A., which is located 15 km southeast of the Huilacollo Property up against the Peru-Chile border in Tacna Province, Southern Peru (Figure 4.1). The Pucamarca Mine was put into production in 2012 with its first gold produced in early 2013. The initial mineable mineral resource for the project upon start-up was listed at 34.24 million tonnes with an average grade of 0.72 g/t Au and 6.72 g/t Ag for a total of 793,000 troy ounces of gold and 7.7 million troy ounces of silver (BNAmericas report dated August 28, 2009).

The mine has produced approximately 450,000 troy ounces of gold from 2013 to the end of 2016 at an average recovered grade of 0.66 g/t Au (Minsur 4Q 2016 Presentation, Minsur website). Minsur indicates that their current end of 2016 mineral reserves were 50 million tonnes at an average grade of 0.54 g/t Au for a total of 860,000 troy ounces of gold. They also indicate that they have additional mineral resources of unknown categorization of 87 million tonnes at an average grade of 0.49 g/t Au (Minsur 4Q 2016 Presentation, Minsur website). The authors of this report have not visited the Pucamarca Property, nor have they verified the reserves and resources stated by Minsur. The mineralization being mined at Pucamarca may or may not be indicative of the mineralization encountered at Corisur’s Huilacollo Project.

The Pucamarca mineralization is considered to be high sulphidation epithermal gold hosted in brecciated volcanics with associated vuggy silica alteration or silica – alunite alteration. The hydrothermal breccias at surface are characterized by abundant iron oxide cement within zones of silica – alunite alteration.

A little more distant is the Santa Rosa and Cerro Tucari mines of Aruntani S.A.C. (Aruntani) located approximately 100 km to the northwest of the Huilacollo Property. The mineralization at these two mines was discovered in 1997 and 2000, respectively, with commencement of production in 2002 and 2004, respectively. The two mines are still in production and were producing in the early years at roughly 100,000 ounces per annum for Santa Rosa and 200,000 ounces per annum for Cerro Tucari. Loayza et al. (2004) describe these two side by side deposits as typical of high sulphidation epithermal precious metal deposits with gold related to the margin of a rhyolitic dome and associated tuff sequence. Gold is hosted dominantly by silicic altered tuffs, tuff breccias and related volcanic rocks that form the core of the deposit. Gold appears to have been introduced during events associated with crackle brecciation, with ore also influenced by permeability associated with vuggy quartz development and zones of hydrothermal breccias.

Effective Date: September 29th, 2017	60

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

Figure 15.1. Adjacent Properties.

The Cerro Tucari deposit, 20 km west of Santa Rosa, has been defined within a 1200 m long by 450 m wide corridor and is estimated to continue to a depth of about 400 m. Multiple stage hydrothermal breccias are the centers of extensive massive to granular silica alteration, mantled by advanced argillic to argillic-alunite alteration. The Santa Rosa deposit shows clear structural control of high-grade zones, associated with the northwest striking Cotañani fault. Sulphides in the mineralized zones are largely oxidized down to between 400 and 500 m.

Effective Date: September 29th, 2017	61

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

Loayza et al. (2004) describe the resources at Tucari as 45.5 million tonnes at a grade of 1.0 g/t, for a total of 1.6 million troy ounces of gold. At the time of the report, Santa Rosa had produced more than 150,000 troy ounces of gold. Loayza et al. (2004) reported that the Santa Rosa deposit had resources of 4.6 million tonnes at an average grade of 1.53 g/t Au for a total of 252,000 troy ounces of gold. No details were provided as to how the resources were calculated or their categorization. The resource numbers provided should not be treated as NI 43-101 compliant and should not be relied upon. The numbers are provided to illustrate the magnitude of the deposits and the fact that they have been continuously in production since 2002 and 2004, respectively, indicating that significant portions of these deposits have been mined.

16	Other Relevant Data and Information

The author is not aware of any other relevant information with respect to the Huilacollo Property that is not disclosed in the Technical Report.

17	Interpretation and Conclusions

The Huilacollo Property is underlain by an Upper Jurassic–Cretaceous volcano-sedimentary sequence that has been intruded by predominantly granodiorite stocks of Upper Cretaceous to Lower Tertiary age. This sequence is folded and faulted along predominately northwest-southeast lineaments. These units are overlain by dacitic to andesitic tuffs and flows of the Tarata and Huilacollo Formations, which are thought to be time equivalents of the Oligocene to early Miocene Tacaza Group.

The Tacaza Group is preserved as a sequence of lava flows, lahars, ignimbrites and other volcaniclastic units that measures over 1,000 m in thickness. These units crop out in an open north-northwest-striking synclinal belt, measuring approximately 100 km by 20 km in southern Peru. Wilson and García (1962) describe a parallel unconformity with the underlying Paleogene Toquepala Group. No direct contact relationships with the Miocene Moquegua Group are known. The Huilacollo Formation was folded and is unconformably overlain by ignimbrites of the Miocene Huaylillas Formation, a widely distributed sequence of thick ignimbrites dated between 21–18 Ma. The Huilacollo Property is dominated by gently folded Tertiary volcanic rocks.

The Huilacollo Property is dominated by the gently folded Huilacollo Formation, overlain by the Barroso Group. Three lithostratigraphic packages can be recognized: the oldest and lowermost is an alternating sequence of volcaniclastics and lavas of andesitic composition, belonging to the upper part of the Huilacollo Formation. A sequence of rhyolitic pyroclastics (lapilli and ash fall tuffs, plus volcanic breccia) discordantly overlies this unit. The youngest and uppermost sequence is dominated by slightly altered dacitic to andesitic lavas. The middle sequence is either part of the Huaylillas Formation or the Lower Barroso Group. The upper sequence is probably part of the Upper Barroso Group

Effective Date: September 29th, 2017	62

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

The volcanic sequences are cut by intrusive stocks and dykes. Stocks are syenitic- to monzogranitic in composition and occupy the topographically lower parts of the property. The dykes tend to have a dacitic composition. Quartz-tourmaline and sericite alteration is well developed around the contacts of both types of intrusive. Although there is no conclusive evidence to link them together, it is likely that the syenitic- to monzogranitic intrusive rocks drove the high-sulphidation systems on the property.

Two steep fault systems cut the gently-dipping volcanic sequence, the first strikes northwest and the second strikes northeast. These fault systems probably controlled emplacement of the syenitic- to monzogranitic stocks and the magmatic hydrothermal breccias. Later movements on these faults may have controlled supergene processes and the northeast striking set probably acted as domino-style normal faults that accommodated broadly north-south extension. The north- and northwest-striking faults appear to spatially control a 5.0 km x 1.0 km belt of intense high sulphidation alteration.

Five areas of interest, possibly representing separate high-sulphidation hydrothermal alteration centers, have been defined within the Property: Andamarca Norte, Cerro Andamarca, Cerro Huilacollo, Cerro Colorado and Corisur’s newly identified Cerro Soroche. Cerro Andamarca is topographically the highest and comprises the upper levels of a high-sulphidation system. The other four centers show widespread mainly advanced argillic alteration and siliceous structures with more localized gold-silver anomalies.

To date, most of the historical exploration work, and hence potential for economic epithermal gold mineralization, has been focused on a manto-shaped shallow-dipping siliceous breccia around the crest of Cerro Andamarca. The zone can potentially be expanded based on apparent down-faulted extensions to the east, west and north towards, in particular, Andamarca Norte.

Zones of best gold and silver grade are controlled by favorable shallow-dipping pyroclastic volcanic units and by steeply-dipping, silicified and brecciated structures (“feeders”). Gold-silver grade correlates strongly with the development of the vuggy silica and massive grey silica alteration, with the abundance of secondary hematite and limonite after sulphides.

Recent work by Corisur has demonstrated that geophysics, specifically IP surveys, have assisted in expanding the silicified target zones, which are manifested as high resistivity and low to moderate chargeability anomalies. The Cerro Andamarca target is a 700 x 700 m shallow resistivity anomaly that has to date only been explored by drilling on its eastern margin where the mineralization outcrops on the hill crest over an area of 400 x 200 m. The Andamarca Norte target is a 1,100 x 350 m, shallow resistivity anomaly that again has only been explored by widely spaced drilling on its eastern extremity and contains widespread gold in soil, rock and talus samples. Further sampling along with additional ground geophysical surveys are warranted for Cerro Andamarca and Andamarca Norte.

Effective Date: September 29th, 2017	63

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

Extensive soil/talus sampling by Corisur across the southern two thirds of the project area in 2016 has identified significant precious metal geochemical anomalies at Cerro Huilacollo, Cerro Colorado and Cerro Soroche. The soil/talus precious metal anomalies warrant follow-up exploration including further sampling, trenching, ground geophysical surveys followed by drilling.

18	Recommendations

Based upon widespread visible alteration across the Huilacollo Project including silicification, hematization and advanced argillic alteration in combination with the recent results of exploration by Corisur including, soil/talus sampling, trenching and ground IP surveys, an aggressive exploration over all areas and targets displaying significant alteration. Exploration should consist of lithological – alteration mapping, drone photo and elevation surveys, continued soil/talus sampling, additional trenching along with ground geophysical surveys including ground magnetic surveys and additional infill and extended IP surveys. The ground work should be followed up with drilling at each of the five target areas. The Phase 1 exploration fieldwork budget is estimated at $US4.5million (Table 18.1).

Additional geological mapping that leads to a new integrated lithological, structural and alteration interpretation of the historical drilling and well mapped surface geology in the northern half of the Huilacollo Property area. A northeast-southwest structural trend is well recognized in the field and in the ground geophysics and is likely an important control on high grade precious metal mineralization.

The proposed exploration plan for the Huilacollo Project includes ground IP and magnetic surveys to cover the whole project area including the newly acquired Tacora area. The aim should be to complete, extend and infill the previous surveys completed in 2006 for Alturas and 2016 for Corisur. To date, the ground IP surveys have mapped precious metal mineralization spatially related to silica alteration, which is characterized by high resistivity and low chargeability. Additional surveying should be conducted to extend previous lines and infill areas of only reconnaissance level surveying. Final products should include inversion modeling and pseudo 3D modelling in conjunction with other targeting criteria.

It is recommended that the remainder of the property be surveyed with additional and complete soil and/or talus sampling surveys to identify new geochemical trends and flesh out the already known trends. The Tacora area requires at least a first pass reconnaissance survey. Soil and talus geochemical sampling should be followed up with strategically located trenches in the areas with strong geochemical anomalies. An initial 1,500 m trenching program is proposed for Phase 1 exploration.

An aggressive drilling program should be conducted using diamond core drilling. Phase 1 drilling should be focussed at existing drill ready targets with about 10,000 m at Andamarca and Andamarca Norte with a goal of expanding the known precious metal mineralized zones at both targets. The estimated cost to conduct the Phase 1 drilling is $US4.5 million (Table 18.1). The Phase 1 drilling is not dependent on any further exploration results. The estimated cost to conduct the Phase 1 additional surface geochemical and geophysical surveys along with earthworks, reclamation and property costs is $US1.65 million (Table 18.1). Including a 10% contingency the total Phase 1 exploration budget is estimated at $US6,765,000.

Effective Date: September 29th, 2017	64

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

Table 18.1. Phase 1 Recommended exploration and budget.

Phase 1 Andamarca Drilling
Target Area (Type)	Cost/m (approx.)	Quantity (m)	Cost
Andamarca (Core)	$450/m	5,000	$2,250,000
Andamarca Norte (core)	$450/m	5,000	$2,250,000
Drilling Subtotal		10,000	$4,500,000
Phase 1 Property Wide Activities
Activity Type			Cost
Geological Mapping & Consulting			$50,000
Drone Orthophoto & DEM Survey			$100,000
Magnetic Surveying			$75,000
IP Surveying			$200,000
Trenching & Trench Sampling			$200,000
Geochemical Soil - Talus Sampling			$200,000
Metallurgical Test Work			$25,000
Resource Modeling Studies			$100,000
Bonding / Environmental			$100,000
Earthwork / Reclamation			$50,000
Database Management			$18,000
Property Maintenance & Payments			$532,000
Property Wide Activities Subtotal			$1,650,000
Contingency (10%)			$615,00
Grand Total			$6,765,000

The Phase 2 exploration program, being contingent on positive results from the Phase 1 program, should include further drilling at the two primary target areas, Andamarca and Andamarca Norte, as well as first pass drilling at the Cerro Huilacollo, Cerro Colorado, Cerro Soroche targets and on the Tacora and Tacora Sur concessions (Table 18.2). The drill program should be supported with expansion and infill of the geochemical surveys to further refine targeting. In all likelihood further expansion and infill drilling along with metallurgical test work will be required at Andamarca and Andamarca Norte in order to bring these targets to a resource estimation stage (Table 18.2). The estimated total cost of the Phase 2 program, including contingencies, is $US11.55 million.

Effective Date: September 29th, 2017	65

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

Table 18.2. Phase 2 Recommended exploration and budget.

Phase 2 Andamarca Drilling
Target Area (Type)	Cost/m (approx.)	Quantity (m)	Cost
Andamarca (Core)	$450/m	5,000	$2,250,000
Andamarca Norte (core)	$450/m	5,000	$2,250,000
Tacora/Cerro Huilacollo, Cerro Colorado/Cerro Soroche	$450/m	10,000	$4,500,000

Drilling Subtotal		20,000	$9,000,000
Phase 1 Property Wide Activities
Activity Type			Cost
Geological Mapping & Consulting			$100,000
Trenching & Trench Sampling			$200,000
Geochemical Soil - Talus Sampling			$200,000
Metallurgical Test Work			$50,000
Resource Modeling Studies			$200,000
Bonding / Environmental			$100,000
Earthwork / Reclamation			$100,000
Database Management			$18,000
Property Maintenance & Payments			$532,000
Property Wide Activities Subtotal			$1,500,000
Contingency (10%)			$1,050,000
Grand Total			$11,550,000

APEX Geoscience Ltd.

Michael B. Dufresne, M.Sc., P.Geol., P.Geo.	Bahram Bahrami, B.Sc., P.Geo.

Edmonton, Alberta, Canada

October 10th, 2017

Effective Date: September 29th, 2017	66

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

19	References

Acosta, J. (2017): Geological, Mining and Metallurgical Institute Direction of Mineral Resources and Energetic (INGEMMET), Metallogenic Map of Peru: Mining Operations and Projects. http://www.ingemmet.gob.pe/documents/73138/227651/2017+09+06+Metalogenetico+Peru_ingles.pdf

Auryn Resources Inc. (2016a): Auryn Resources options Huilacollo gold project and expands land position in southern Peru; Auryn Resources Inc. News Release, June 2, 2016.

Auryn Resources Inc. (2016b): Auyrn Resources options Sombrero project in Peru from Alturas; News Release, July 13, 2016.

Auryn Resources Inc. (2016c): Auyrn options Banos Del Indio Gold Property in Southern Peru; News Release, September 26, 2016.

Auryn Resources Inc. (2016d): Auyrn Resources Commences Work on Peruvian Portfolio; News Release, October 14, 2016.

Auryn Resources Inc. (2017a): Auyrn discovers over 1.8 km strike length of new gold-in-soil anomalies at Huilacollo; News Release, January 17, 2017.

Auryn Resources Inc. (2017b): Auyrn trenches 53 m at 1.75 g/t Au at the Sombrero Project, Peru; News Release, February 24, 2017.

Auryn Resources Inc. (2017c): Auyrn acquires strategic land position in southern Peru and provides drilling update; News Release, August 3, 2017.

Auryn Resources Inc. (2017d): Auyrn Resources commences trenching and submits drilling application on the Huilacollo project; News Release, September 12, 2017.

BTG Pactual, (2016): Minsur; review of Minsur production and reserves April, 2016.

Carter, Alan, 1997a, Commencement of drill program at Huilacollo project, southern Peru, Balaclava Mines Inc. press release dated December 11, 1997, 2 p.

Carter, Alan, 1997b, Drilling Update (to 19th December 1997), Balaclava S.A. intercompany memorandum, 2 p.

Cook D.R. and Simmons S.F., 2000, Characteristics and Genesis of Epithermal Gold Deposits: Society of Economic Geologists, Reviews in Economic Geology, v. 13, p.221-244.

Diaz, L. and Pearson, P.J., 2004, Huilacollo Project, Tacna Department, Southern Peru, Alturas Minerals. S.A. internal company report, 63 p.

Loayza, D., Barreda, J., Crosta, A., Morche, W. and Hedenquist, J. (2004). Late Miocene high sulfidation epithermal gold deposits of the Aruntani district, southern Peru: Recent discovery of a new ore type in an abandoned mining district. SEG 2004 conference, Perty, 27 September to 1 October, “predictive Mineral Discovery Under Cover”, 4 p.

Minsur, (2017); Minsur Corporate Presentation March, 2017.

Monge Miguel, R., and Cervantes Garate, J. (2000): Geological, Mining and Metallurgical Institute Direction of Mineral Resources and Energetic INGEMMET - Mapa Geologico Del Cudrangulo De Palaca. . http://geocatminapp.ingemmet.gob.pe/complementos/descargas/Mapas/Geologia100/Franjas/36-x4.zip

Plenge, C.H. 1999, ”Investigación Metalúrgica No. 5242”, report prepared by C.H. Plenge & Cia. S.A. for Inversiones Sol & C S.A.C.

Effective Date: September 29th, 2017	67

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

Priesmeyer, S. T. (2005): Alturas Minerals Corp. Technical Report for Huilacollo Project, Southern Peru.

Ramírez Muñoz, J.L., 1995, Huilacollo Project, Final Report for Cominco (Peru) S.R.L., 22 p.

Ruiz, J.C., 1988, Proyecto Huilacollo, Departmento de Tacna, Peru, Balaclava S.A., internal company report, 3 p.

Sillitoe, R.H., 1999, Styles of high-sulfidation gold, silver and copper mineralization in the porphyry and epithermal environments: PacRim ’99, Bali, Indonesia, 10-13 October, Proceedings, p. 29-44.

Villachica, C.A., 1999, Informe de Monitoreo Ambiental, Proyecto de Exploración Mineral “Huilacollo”, report prepared by Consulcont S.A. for Inversiones Sol y C.S.A., 13 p.

White, N.C. and Hedenquist, J.W., 1995, Epithermal Gold Deposits: Styles, Characteristics and Exploration: SEG Newsletter, Number 23, 6 p.

Wilson, J. and Garcia, W., 1962, Geología de los cuadrangulos de Pachia y Palca, Contrition Carta Geológica National, Boletin 4, 82 p.

Hedenquist, Jeffrey & Izawa, Eiji & Arribas, Antonio & White, N.C.. (1996). Epithermal gold deposits: Styles, characteristics, and exploration: Poster and booklet, Resource Geology Special Publication 1, 17 p.

Effective Date: September 29th, 2017	68

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

20	Certificates of Qualified Persons

I, Michael B. Dufresne, M.Sc., P.Geol., P.Geo., do hereby certify that:
1.	I am President of:	APEX Geoscience Ltd. (APEX)
Suite 110, 8429 – 24th Street NW
Edmonton, Alberta T6P 1L3
Phone: 780-467-3532
2.		I graduated with a B.Sc. in Geology from the University of North Carolina at Wilmington in 1983 and with a M.Sc. in Economic Geology from the University of Alberta in 1987.
3.		I am and have been registered as a Professional Geologist with the Association of Professional Engineers and Geoscientists of Alberta since 1989. I have been registered as a Professional Geologist with the association of Professional Engineers and Geoscientists of BC since 2011.
4.		I have worked as a geologist for more than 30 years since my graduation from university and have extensive experience with exploration for, and the evaluation of, gold deposits of various types, including epithermal precious metal mineralization.
5.		I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person”.
6.		I am responsible for or directly supervised all sections of the Technical Report titled “Technical Report on the Huilacollo Project, Tacna Province, Peru”, with an effective date of September 29th, 2017 and a signing date of October 6th, 2017 (the “Technical Report”). I have personally conducted a visit to the Huilacollo Project on September 7th and 8th, 2017.
7.		I have had no prior involvement with the property that is the subject of the Technical Report.
8.		I am not aware of any scientific or technical information with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.
9.		I am independent of the property and the issuer applying all of the tests in section 1.5 of NI 43-101.
10.		I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
11.		I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files or their websites.

Dated October 10th, 2017

Edmonton, Alberta, Canada

Michael B. Dufresne, M.Sc., P.Geol., P.Geo.

President, APEX Geoscience Ltd.

Effective Date: September 29th, 2017	69

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

Certificate of Qualified Person

I, Bahram Bahrami, B.Sc., P. Geo., do hereby certify that:

1.	I am currently employed as a Project Geologist with APEX Geoscience Ltd., Suite 410, 800 – West Pender Street, Vancouver, British Columbia V6C 2V6.

2.	I graduated with a Bachelor of Science (B.Sc.) in Geology from Simon Fraser University in 2011.

3.	I am and have been registered as Professional Geologist with the Association of Professional Engineers and Geoscientists of British Columbia since 2014.

4.	I have worked as a geologist for 7 years since my graduation from university.

5.	I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person”.

6.	Under the supervision of Michael B. Dufresne, M.Sc., P.Geol., P.Geo., I assisted in the preparation of the Technical Report titled “Technical Report on the Huilacollo Project, Tacna Province, Peru”, with an effective date of September 29th, 2017 and a signing date of October 6th, 2017 (the “Technical Report”). I have not visited the Huilacollo Property.

7.	I am not aware of any scientific or technical information with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

8.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

9.	I am independent of the issuer, the vendor and the Property applying all of the tests in section 1.5 of both National Instrument 43-101 and 43-101CP.

10.	I have not had any prior involvement with the Property that is the subject of the Technical Report.

11.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files or their websites.

Dated October 10th, 2017

Vancouver, British Columbia, Canada

Bahram Bahrami, B.Sc., P.Geo.

Project Geologist, APEX Geoscience Ltd.

Effective Date: September 29th, 2017	70

Technical Report Auryn Resources Inc.’s Huilacollo Property, Peru

Appendix 1 – Author’s 2017 Property Visit Analytical Certificate

On file and available at the office of APEX Geoscience Ltd.

Effective Date: September 29th, 2017	71